SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)*

Mentor Graphics Corporation
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

587200106
(CUSIP Number)

Casablanca Capital LLC
450 Park Aveune, Suite 1403
New York, NY 10022
Attn: Douglas Taylor
(212) 759-5626

with a copy to:
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587200106	SCHEDULE 13D/A	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Casablanca Special Opportunities Fund I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 573,683
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 573,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 573,683
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON Casablanca Capital I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 573,683
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 573,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 573,683
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Casablanca Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 746,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 746,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 746,352
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON Donald G. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,410
	8	SHARED VOTING POWER 746,352
	9	SOLE DISPOSITIVE POWER 25,410
	10	SHARED DISPOSITIVE POWER 746,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 771,762
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587200106	SCHEDULE 13D/A	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON Douglas Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 746,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 746,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 746,352
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587200106	SCHEDULE 13D/A	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON Francisco D'Agostino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 782,652
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 782,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 782,652
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587200106	SCHEDULE 13D/A	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON Element Multi Strategy Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON Element Capital Advisors Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,205,282
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,205,282
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,205,282
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 11 of 17 Pages

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on February 3, 2011 and Amendment No. 1 filed with the Securities and Exchange Commission on February 8, 2011 ("Amendment 1" and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”), with respect to the common shares (the “Shares”), without par value per share, of Mentor Graphics Corporation. Except as set forth herein the Schedule 13D is unmodified.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $70,247,051 (including brokerage commissions) in the aggregate to purchase the Shares reported in this Schedule 13D.

The source of the funds used to acquire the Shares being reported held by (i) the Casablanca Fund was the working capital of the Casablanca Fund, (ii) the Managed Accounts was the assets of the investment advisory clients of Casablanca, (iii) Mr. Drapkin was his personal funds, (iv) the Element Fund was the working capital of the Element Fund, and (v) AIMCo on behalf of investment management clients was the assets of such clients. In addition, none of the proceeds used to purchase the Shares were provided through borrowings of any nature.  The funds obtained by the Casablanca Fund and the Managed Accounts for acquiring the Shares were obtained for the purpose of acquiring or holding such securities.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended and supplemented to add the following information for updating as of the date hereof:

On February 11, 2011, Casablanca Fund, in compliance with the bylaws of the Issuer (the "Bylaws"), submitted its formal notice of intent to nominate directors at the 2011 annual meeting of shareholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting") (the "Notice").   The Notice states that the Casablanca Fund intends to nominate for election as directors of the Issuer: (i) Mr. Drapkin; (ii) Arthur Becker and (iii) Michael Barr (each a “Nominee” and together the “Nominees”).  A copy of the Notice is filed as Exhibit 5 to the Schedule 13D and is incorporated herein by reference.

The Reporting Persons believe that the Nominees are highly-qualified and proven executives with extensive experience in finance, investments and key areas of the Company's business, and that each Nominee will bring much-needed insight, accountability and fresh and relevant perspectives to the Board.

The description of the Notice in this Schedule 13D is qualified in its entirety by reference to the full text of the Notice, which is incorporated by reference herein.

The Reporting Persons currently intend to conduct a proxy solicitation to elect the Nominees to the Issuer's board of directors.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The aggregate number and percentage of Shares to which this Schedule 13D relates is 6,013,344 shares of the common stock of the Issuer, constituting approximately 5.5% of the 109,672,191 Shares outstanding as of December 3, 2010, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on December 10, 2010.

(i)	the Casablanca Fund:
	(a)	As of the date hereof, the Casablanca Fund may be deemed the beneficial owner of 573,683 Shares.
Percentage: Approximately 0.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 573,683 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 573,683 Shares

CUSIP No. 587200106	SCHEDULE 13D/A	Page 12 of 17 Pages

(ii)	Casablanca I:
	(a)	As of the date hereof, Casablanca I may be deemed the beneficial owner of 573,683 Shares.
Percentage: Approximately 0.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 573,683 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 573,683 Shares

(iii)	Casablanca:
	(a)	As of the date hereof, Casablanca may be deemed the beneficial owner of 746,352 Shares.
Percentage: Approximately 0.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 746,352 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 746,352 Shares

(iv)	Mr. Drapkin:
	(a)	As of the date hereof, Mr. Drapkin may be deemed the beneficial owner of 771,762 Shares.
Percentage: Approximately 0.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 25,410 Shares
		2.	Shared power to vote or direct vote: 746,352 Shares
		3.	Sole power to dispose or direct the disposition: 25,410 Shares
		4.	Shared power to dispose or direct the disposition: 746,352 Shares

CUSIP No. 587200106	SCHEDULE 13D/A	Page 13 of 17 Pages

(v)	Mr. Taylor:
	(a)	As of the date hereof, Mr. Taylor may be deemed the beneficial owner of 746,352 Shares.
Percentage: Approximately 0.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 746,352 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 746,352 Shares

(vi)	Mr. D'Agostino:
	(a)	As of the date hereof, Mr. D'Agostino may be deemed the beneficial owner of 782,652 Shares.
Percentage: Approximately 0.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 782,652 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 782,652 Shares

(vii)	the Element Fund:
	(a)	As of the date hereof, the Element Fund may be deemed the beneficial owner of 36,300 Shares.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 36,300 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 36,300 Shares

(viii)	Element Advisor:
	(a)	As of the date hereof, Element Advisor may be deemed the beneficial owner of 36,300 Shares.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 36,300 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 36,300 Shares

(ix)	AIMCo:
	(a)	As of the date hereof, AIMCo may be deemed the beneficial owner of 5,205,282 Shares.
Percentage: Approximately 4.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 5,205,282 Shares
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 5,205,282 Shares
		4.	Shared power to dispose or direct the disposition: 0

    Casablanca serves as investment advisor to Casablanca Fund, AIMCo and additional individual and institutional clients which hold discretionary private accounts with Casablanca.  Casablanca owns no securities of the Issuer directly, but because it has voting or investment control over the Shares owned by the Casablanca Fund and its discretionary private accounts, it may be deemed to beneficially own the Shares held by the Casablanca Fund and its discretionary private account clients.  Casablanca also serves

CUSIP No. 587200106	SCHEDULE 13D/A	Page 14 of 17 Pages

as investment advisor to AIMCo, and can recommend the voting of the Shares which may be deemed to be beneficially owned by AIMCo, and therefore, may be deemed to beneficially own such Shares.

Each of Mr. Drapkin, Mr. Taylor and Mr. D'Agostino, as members of Casablanca's management committee, are in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by Casablanca's investment advisory clients, including the Casablanca Fund.

Mr. D'Agostino, as President and Managing Director of Element Advisor is in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by the Element Fund.

AIMCo serves as investment manager to Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.  AIMCo owns no securities of the Issuer directly, but because it has voting or investment control over the Shares owned by its investment management clients, it may be deemed to beneficially own the Shares held by its investment management clients.

As of the date hereof, the Casablanca Reporting Persons beneficially owned an aggregate of 808,062 Shares, constituting approximately 0.7% of the Shares outstanding, the Element Reporting Persons beneficially owned an aggregate of 782,652 Shares, constituting approximately 0.7% of the Shares outstanding, and AIMCo beneficially owned an aggregate of 5,205,282 Shares, constituting approximately 4.7% of the Shares outstanding.

The Casablanca Reporting Persons, the Element Reporting Persons and AIMCo may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Exchange Act.  Collectively, the group may be deemed to have voting control over a combined 5.5% of the Shares. However, each of the Casablanca Reporting Persons (other than Mr. D'Agostino) expressly disclaims beneficial ownership of the Shares beneficially owned by the Element Reporting Persons, each of the Casablanca Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by AIMCo, each of the Element Reporting Persons (other than Mr. D'Agostino) expressly disclaims beneficial ownership of the Shares beneficially owned by the Casablanca Reporting Persons and AIMCo, and AIMCo expressly disclaims beneficial ownership of the Shares beneficially owned by the Casablanca Reporting Persons and the Element Reporting Persons.

(c)           Information concerning transactions in the Shares effected by the Reporting Persons since the filing of Amendment 1 is set forth below.

Donald Drapkin

Trade Date	Amount Purchased (Sold)	Price per Share ($)

2/9/2011	100	$14.08

(d)           The investment advisory clients that constitute the economic beneficiaries of the Managed Accounts and the clients for which AIMCo serves as investment manager, have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Shares to which this Schedule 13D relates; however, no such person has such an interest that relates to more than 5 percent of the class of Shares.

(e)           Not applicable.

CUSIP No. 587200106	SCHEDULE 13D/A	Page 15 of 17 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The members of the Casablanca Fund, together with Casablanca I, as managing member, entered into The Amended and Restated Operating Agreement of Casablanca Special Opportunities Fund I, LLC (the "Casablanca Fund Operating Agreement"), a copy of which is attached as Exhibit 6 hereto. The Casablanca Operating Agreement provides that the purpose of the Casablanca Fund is, among other things, to make equity and equity-related investments in the Issuer. Under the agreement, all of the rights to conduct the business of the Casablanca Fund are exclusively vested in Casablanca I. Casablanca, as investment manager, was appointed by Casablanca I to negotiate, execute and deliver all documents and agreements on behalf of the Casablanca Fund and to acquire, dispose of or otherwise take action with respect to or affecting the Casablanca Fund's investment in the Issuer. The Casablanca Fund Operating Fund Agreement also provides that the Casablanca Fund will pay Casablanca I and Casablanca certain fees and expenses related to the Casablanca Fund.  The Casablanca Fund will also pay Casablanca I an incentive fee of 20% of distributions after the members of the Casablanca Fund have received distributions equal to their total proportionate investment in the fund.  The description of the Casablanca Fund Operating Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Casablanca Fund Operating Agreement attached as Exhibit 6 hereto, which is incorporated by reference herein.

On or about October 25, 2010, Casablanca and Royal Oak Consultants Group ("Royal Oak") entered into an oral arrangement for Royal Oak to provide services to Casablanca in connection with obtaining capital commitments for investments in the Casablanca Fund or other investments in respect of the Issuer's securities.  As consideration of such services, Casablanca agreed to pay Royal Oak 15% of any realized net gains on Shares or other securities in respect of the Issuer acquired for certain of the managed accounts, including puts, calls, swaps and other derivatives.

Each of the Nominees has entered into a nominee agreement, dated February 10, 2011 with the Casablanca Fund (each, a “Nominee Agreement” and collectively, the "Nominee Agreements"), pursuant to which each has agreed to stand for election to the Issuer's board of directors at the 2011 Annual Meeting and to serve as a director if elected.  Pursuant to the Nominee Agreement, the Casablanca Fund and its affiliates have agreed to pay the costs of soliciting proxies in support of the election of the Nominees to the Board, and indemnify each Nominee for claims arising from such Nominee's role as a nominee for director.

This summary of the Nominee Agreements  is qualified in its entirety by reference to the full text of the individual Nominee Agreements, copies of which are attached as Exhibits 7, 8 and 9 to this Schedule 13D, which exhibits are incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Joint Filing Agreement. (Previously Filed)
2	Form of Casablanca Investment Advisory Agreements with clients with respect to the securities of the Issuer. (Previously Filed)
3	Investment Advisory Agreement, dated November 9, 2010, between AIMCo and Casablanca. (Previously Filed)
4	Letter dated February 7, 2011 from Casablanca Capital LLC to board of directors of Mentor Graphics Corporation. (Previously Filed)
5	Notice dated February 11, 2011 from Casablanca Special Opportunities Fund I, LLC to board of directors of Mentor Graphics Corporation.
6	The Amended and Restated Operating Agreement of Casablanca Special Opportunities Fund I, LLC dated October 19, 2010.
7	Nominee Agreement with Donald G. Drapkin.
8	Nominee Agreement with Arthur Becker.
9	Nominee Agreement with Michael Barr.

CUSIP No. 587200106	SCHEDULE 13D/A	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:

Casablanca Special Opportunities Fund I, LLC

Date: February 11, 2011	By:	Casablanca Capital LLC, its Investment Manager

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

Casablanca Capital I LLC

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

Casablanca Capital LLC

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

/s/ Donald G. Drapkin
Donald G. Drapkin

/s/ Douglas Taylor
Douglas Taylor

/s/ Francisco D'Agostino
Francisco D'Agostino

CUSIP No. 587200106	SCHEDULE 13D/A	Page 17 of 17 Pages

Element Multi Strategy Fund Ltd.

By:	/s/ Francisco D'Agostino
Name:	Francisco D'Agostino
Title:	Director

Element Capital Advisors Ltd.

By:	/s/ Francisco D'Agostino
Name:	Francisco D'Agostino
Title:	President and Director

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

By:	/s/ Brian Gibson
Name:	Brian Gibson
Title:	Senior Vice President, Public Equities

EXHIBIT 5

Notice dated February 11, 2011 from Casablanca Special Opportunities Fund I, LLC to board of directors of Mentor Graphics Corporation

Casablanca Special Opportunities Fund I, LLC
450 Park Avenue, Suite 1403
New York, New York 10022

February 11, 2011

BY EMAIL, HAND DELIVERY & FEDEX

MENTOR GRAPHICS CORPORATION
8005 S.W. BOECKMAN ROAD
WILSONVILLE, OR 97070-7777
Attn: Mr. Dean Freed, Secretary

Re:	Shareholder Notice of Intent to Nominate Persons for Election as Directors of Mentor Graphics Corporation (the "Company")

Dear Mr. Freed:

Casablanca Special Opportunities Fund I, LLC, a Delaware limited liability company (the "Casablanca Special Opportunities" or the "Record Holder") hereby submits this notice (this "Notice") and annexes hereto on the date hereof pursuant to the provisions (the "Bylaw Provisions") set forth in Section 1.12 of the Bylaws of the Company (the "Bylaws"), filed as Exhibit 3.(B) to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on December 15, 2009.  The purpose of this Notice, as more fully set forth herein, is to provide notice to the Company of the Record Holder's intent to nominate persons for election to the Board of Directors of the Company (the "Board") at the 2011 annual meeting of shareholders of the Company (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting").  Pursuant to the Bylaw Provisions, (i) certain information relating to the Record Holder and related beneficial owners of Shares (as defined below) is set forth in Annex A hereto; (ii) an agreement between the Record Holder and each of the Nominees regarding such Nominee’s rights and obligations in connection with serving as a Nominee is attached in Annex B hereto; (iii) certain information regarding the Nominees is set forth in Annex C attached hereto; and (iv) a consent signed by each Nominee evidencing a willingness to be named in the proxy statement and to serve as a director if elected is set forth in Annex D attached hereto.

The Record Holder believes that the business address, as it appears on the Company's books, for Casablanca Special Opportunities is 450 Park Avenue, Suite 1403, New York, NY 10022.  The Record Holder owns shares as follows: Casablanca Special Opportunities is the record owner of 1,000 shares and is the direct beneficial owner of such shares of common stock, no par value per share, of the Company (the "Shares"), as well as the direct beneficial owner of 572,683 additional Shares.  The Record Holder and certain related parties identified on Annex A (together with the Nominees (as defined below)

 collectively, the "Participants") may be deemed to be members of a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), which group (and the members thereof) may be deemed to "beneficially own" (within the meaning of Rule 13d-3 under the Exchange Act) an aggregate of 6,013,344 Shares as more fully described in Annex A. Such beneficial ownership represents, in the aggregate, approximately 5.5% of the voting common stock of the Company.  Share ownership is provided in this Notice as of the close of business on February 10, 2011.

The Record Holder hereby represents that it (i) is a holder of record of Shares entitled to vote at the Annual Meeting and intends to appear in person or by proxy at the Annual Meeting (a) to nominate for election as directors of the Company the persons named below and (b) if applicable, to nominate for election as directors of the Company one or more Additional Nominees or Alternate Nominees (as defined below), (ii) (a) is a shareholder of record on the date of the delivery of this Notice and (b) will be entitled to vote at such meeting; and (iii) is, together with the beneficial owners identified in Annex A, part of a group that intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to elect the Nominees (as defined below) and to solicit proxies from shareholders in support of the Record Holder's nomination.

The Record Holder intends to nominate for election as directors of the Company the following individuals: Mr. Donald G. Drapkin, Mr. Arthur Becker and Mr. Michael Barr (together, the "Nominees").  Pursuant to the Bylaw Provisions, certain information relating to each Nominee and each other Participant is set forth in the body of this Notice and in the Annexes hereto.

It is anticipated that certain regular employees of the Participants will also participate in the solicitation of proxies in support of the Nominees.  Such employees will receive no additional consideration if they assist in the solicitation of proxies.  It is anticipated that proxies will be solicited by mail, courier services, Internet advertising, e-mail, telephone, facsimile or in person.  The Participants may retain the services of a professional services firm for consulting and analytic services and solicitation services in connection with the solicitation of proxies.  The terms of such engagement, the anticipated costs involved in the solicitation and number of employees or other agents to be employed will be finalized only when such firm is selected and engaged.  It is anticipated that the costs related to this solicitation of proxies, including expected expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses will be borne by the Participants.  The Participants do not intend to seek reimbursement from the Company for such expenses, even if the Nominees, or any of them, are elected, in the interest of conserving the Company's capital for the benefit of all shareholders.

As of the date hereof, to the knowledge of the Record Holder, based on information contained in the Company's Proxy Statement filed on May 28, 2010 for use in connection with the Annual Meeting of Shareholders held on July 1, 2010 the Record Holder is assuming that 8 directors are to be elected at the Annual Meeting.  The Record Holder reserves the right to nominate additional persons to be elected (each, an "Additional Nominee"), for any reason, including, without limitation, if more than 8 directors are to be elected at the Annual Meeting.  Additionally, if, for any reason, including, without limitation, death or disability, any Nominee or any Additional Nominee is unable or unwilling to stand for election at the Annual Meeting, the Record Holder reserves the right to nominate one or more alternate nominees, as applicable, in place of the Nominee or Additional Nominee (each, an "Alternate Nominee").  Furthermore, the Record Holder reserves the right to increase or decrease the number of nominees and, in the case that the Record Holder increases the number of nominees, to identify additional individuals to be nominated.

In either event, the Record Holder will give notice to the Company of its intent to nominate any Additional Nominee or Alternate Nominee at the Annual Meeting.  Except where the context otherwise requires, the term "Nominee" as used in this Notice shall be deemed to include one or more Additional Nominees or Alternate Nominees, as applicable.

The Nominees have entered into a nominee agreement pursuant to which the Record Holder has agreed to pay the costs of soliciting proxies in connection with the Annual Meeting, and to defend and indemnify such Nominee against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as candidates for election to the board of directors of the Company and the solicitation of proxies in support of their election.  The Nominees party to such agreements do not receive any compensation under the nominee agreements and will not receive any compensation from the Record Holder or its affiliates for their services as directors of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is consistent with the Company's practices for services of non-employee directors.

Each Participant, Nominee and each of their associates has an interest in the election of directors at the Annual Meeting, as applicable, through the beneficial ownership of Shares as described on Annex A, and/or as a party to a nominee agreement.  Except as disclosed in this Notice, no Nominee has any substantial interest, direct or indirect, by security holdings or otherwise, in the matters to be brought before the Annual Meeting pursuant to this Notice.  If elected, each of the Nominees would be considered an independent director of the Company under (i) the NASDAQ Stock Market Rules and (ii) paragraph (a)(1) of Item 407 of Regulation S-K.

Except as disclosed in this Notice, there are no arrangements or understandings between the Record Holder and any Nominees or any other person or persons with respect to the Record Holder's nomination of any Nominees.   None of the Nominees during any time since January 31, 2010 was a person subject to Section 16 of the Exchange Act with respect to the Company.

The Record Holder hereby states with respect to each Participant or each Nominee, as applicable, that, to the knowledge of the Record Holder, other than as disclosed in this Notice:

(i)
each Nominee is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

(ii)
(a) each Nominee has no position or office with the Company, and has no arrangement or understanding with any other person pursuant to which he was selected to be a nominee; (b) neither such Nominee nor any of his "associates" (which term, for purposes of this Notice, shall have the meaning ascribed thereto in Rule 14a-1 of Regulation 14A of the Exchange Act) nor any other Participants have any arrangement or understanding with any person with respect to (1) any future employment by the Company or its affiliates or (2) any future transactions to which the Company or any of its affiliates will or may be a party; (c) there were no transactions since January 31, 2010 nor are there any currently proposed involving such Nominee or any of his associates in which the Company was or is to be a participant and in which such Nominee, any of his associates, or any of their respective immediate family members or any persons sharing their respective households, have or will have a direct or indirect material interest that would require disclosure under Item 404(a) of Regulation S-K under the Securities Act of 1933, as amended ("Regulation S-K"); and (d) there are no material proceedings to which such Nominee or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries;

(iii)	none of the entities or organizations referred to in Annex C with which any Nominee has been involved during the past five years is a parent, subsidiary or other affiliate of the Company;

(iv)
except as set forth in Annex A or Annex E, as applicable, (a) such Participants and each of its or his associates is not a record owner or direct or indirect beneficial owner of any securities of the Company or any parent or subsidiary of the Company; and (b) such Participant has not purchased or sold any securities of the Company within the past two years;

(v)
neither any Nominee nor any of his associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company's last completed fiscal year, or is subject to any other compensation arrangement described in Item 402 of Regulation S-K; and

(vi)
(a) there are no relationships involving such Nominee or any of his associates that would have required disclosure under Item 407(e)(4) of Regulation S-K had that Nominee been a director of the Company; (b) there are no events required to be disclosed under Item 401(f) of Regulation S-K that have occurred during the past ten years and that are material to an evaluation of the ability or integrity of any Nominee; (c) there are no "family relationships" (as defined in Section 401(d) of Regulation S-K) between any Nominee and any director or executive officer of the Company or person known to the Record Holder to be nominated by the Company to become a director or executive officer; and (d) such Participant has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past ten years.

The Record Holder understands that certain information regarding the Annual Meeting (including, but not limited to, the record date, voting shares outstanding and date, time and place of the Annual Meeting) and the Company (including, but not limited to, its various committees and proposal deadlines and the beneficial ownership of the Company's securities) will be set forth in the Company's proxy statement on Schedule 14A, to be filed with the SEC by the Company with respect to the Annual Meeting, and in certain other SEC filings made or to be made by the Company and third parties under Sections 13 and 16 of the Exchange Act.  To the extent the Company believes any such information is required to be set forth herein, the Record Holder hereby refers the Company to such filings.  The Record Holder accepts no responsibility for any information set forth in any such filings not made by the Record Holder.

The Annexes are hereby incorporated into and made a part of this Notice.  Accordingly, all matters disclosed in any part of this Notice, including the Annexes, shall be deemed disclosed for all purposes of this Notice.  All capitalized terms appearing in one of the Annexes that are not defined in such Annex shall have the meaning given in the body of this Notice or in another of the Annexes, as applicable.

The Record Holder believes that this Notice is sufficient to provide adequate notice and information to the Company regarding the intended nomination of the Nominees and complies with all notification and other requirements applicable to the Company, if any.  If, however, you believe that this Notice for any reason does not comply with such requirements or is otherwise insufficient or defective in any respect, the Record Holder requests that you so notify it on or prior to 9:00 a.m. (Eastern Standard Time) on February 14, 2011 by contacting Douglas Taylor of Casablanca Capital LLC by telephone at (212) 461-6130 or David Rosewater, Esq. of Schulte Roth & Zabel LLP by telephone at (212) 756-2208, or by facsimile at (212) 593-5955.  Please be advised that, notwithstanding the compliance by the Record Holder with the Bylaw Provisions, neither the delivery of this Notice in accordance with the terms of the Bylaw Provisions nor the delivery of additional information, if any, provided by or on behalf of the Record Holder, any of its affiliates or any Nominee to the Company, from and after the date hereof shall be deemed to constitute an admission by the Record Holder, any of its affiliates or any Nominee, that this Notice is in any way defective or as to the legality or enforceability of any particular provision of the Bylaws or any other matter or a waiver by the Record Holder, any of its affiliates or any Nominee, of its right to, in any way, contest or challenge the enforceability thereof or of any other matter.

Very truly yours,

CASABLANCA SPECIAL OPPORTUNITIES FUND I, LLC

By:	CASABLANCA CAPITAL LLC, its Investment Manager

By:	/s/ Douglas Taylor
Name: Douglas Taylor
Title: Chief Executive Officer

ANNEX A

Information about the Record Holder and certain related parties

The Record Holders and the other parties referenced in this Annex A may be deemed to beneficially own, in the aggregate, 6,013,344 Shares, representing approximately 5.5% of the Company's outstanding voting Shares.  Share ownership is reported as of February 10, 2011.  The percentages used herein are based upon 109,672,191 Shares outstanding as of December 3, 2010, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2010.

Of the 6,013,344 Shares owned in the aggregate by the Record Holders and such other parties, such Shares may be deemed to be beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act as used throughout this Annex A) as follows:

(a) 573,683 Shares (of which 1,000 Shares are owned of record), representing approximately 0.5% of the Company's outstanding voting Shares, may be deemed to be beneficially owned by Casablanca Special Opportunities Fund I, LLC, a Delaware limited liability company (the "Casablanca Special Opportunities"),

(b) 573,683 Shares (of which 0 Shares are owned of record), representing approximately 0.5% of the Company's outstanding voting Shares, may be deemed to be beneficially owned by Casablanca Capital I LLC, a Delaware limited liability company ("Casablanca I"), by virtue of it being the managing member of Casablanca Special Opportunities;

(c) 746,352 Shares (of which 0 Shares are owned of record), representing approximately 0.7% of the Company's outstanding voting Shares, may be deemed to be beneficially owned by Casablanca Capital LLC, a Delaware limited liability company ("Casablanca"), by virtue of it being the investment manager to Casablanca Special Opportunities and to managed accounts on behalf of investment advisory clients (the "Managed Accounts");

(d) 771,762 Shares, representing approximately 0.7% of the Company's outstanding voting Shares, may be deemed to be beneficially owned by Donald G. Drapkin ("Mr. Drapkin"), by virtue of his being a principal of Casablanca Special Opportunities and member of the management committee and Chairman of Casablanca and with respect to the Shares held by him directly (of which 0 Shares are owned of record);

(e) 746,352 Shares (of which 0 Shares are owned of record), representing approximately 0.7% of the Company's outstanding voting Shares, may be deemed to be beneficially owned by Douglas Taylor ("Mr. Taylor"), by virtue of his being a principal of Casablanca Special Opportunities and member of the management committee and Chief Executive Officer of Casablanca;

(f) 782,652 Shares (of which 0 Shares are owned of record), representing approximately 0.7% of the Company's outstanding voting Shares, may be deemed to be beneficially owned by Francisco D'Agostino ("Mr. D'Agostino", and together with Casablanca Special Opportunities, Casablanca I, Casablanca, Mr. Drapkin, and Mr. Taylor, the "Casablanca Reporting Persons"), by virtue of his being President and Managing Director of Element Advisor (as defined below), director of the Element Fund (as defined below), a principal of Casablanca Special Opportunities and member of the management committee and President of Casablanca;

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(g) 36,300 Shares (of which 0 Shares are owned of record), representing approximately 0.0% of the Company's outstanding voting Shares, may be deemed to be beneficially owned by Element Multi Strategy Fund Ltd., a Cayman Islands exempted company (the "Element Fund"),

(h) 36,300 Shares (of which 0 Shares are owned of record), representing approximately 0.0% of the Company's outstanding voting Shares, may be deemed to be beneficially owned by Element Capital Advisors Ltd., a business company organized under the laws of the British Virgin Islands ("Element Advisor", and together with the Element Fund and Mr. D'Agostino, the "Element Reporting Persons"), with respect to the Shares deemed beneficially owned by the Element Fund,

(i) 5,205,282 Shares (of which 0 Shares are owned of record), representing approximately 4.7% of the Company's outstanding voting Shares, may be deemed to be beneficially owned by Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation ("AIMCo", and together with the Casablanca Reporting Person and the Element Reporting Person, the "Parties"), a body corporate established under the Alberta Investment Management Corporation Act R.S.A. c. A-26.5 (2007) (the “Alberta Investment Management Corporation Act”), with respect to the Shares held on behalf of clients for which AIMCo serves as investment manager.

The Casablanca Reporting Persons, the Element Reporting Persons and AIMCo are hereinafter collectively (without duplication) referred to as the “Reporting Persons”.

The principal office address for Casablanca Special Opportunities, Casablanca I and Casablanca is 450 Park Avenue, Suite 1403, New York, NY 10022.  The principal office address of AIMCo is 1100-10830 Jasper Avenue, Edmonton, Alberta, T5J 2B3.  The principal office address of the Element Fund and Element Advisor is Avenida Federico Boyd con Calle 49, Edificio Alfaro Piso 4  Oficina 4-A, Apartado 0832-00998, Panama Panama.

The business address for Mr. Drapkin and Mr. Taylor is 450 Park Avenue, Suite 1403, New York, NY 10022.  The business addresses for Mr. D'Agostino are: 450 Park Avenue, Suite 1403, New York, NY 10022 and Avenida Federico Boyd con Calle 49, Edificio Alfaro Piso 4  Oficina 4-A, Apartado 0832-00998, Panama Panama.

The principal business of (i) Casablanca Special Opportunities is to serve as a pooled investment vehicle exempt from registration under the Investment Company Act of 1940, as amended, (ii) Casablanca I is to serve as managing member of Casablanca Special Opportunities, (iii) Casablanca is to serve as an investment advisor, exempt from registration with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), on behalf of various clients, including individuals and institutions, (iv) AIMCo is, pursuant to the Alberta Investment Management Corporation Act, to provide investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds, (v) the Element Fund is to serve as a private investment exempted company, and (vi) Element Advisor is to serve as investment advisor to the Element Fund.

Mr. Drapkin and Mr. Taylor are citizens of the United States of America, and Mr. D'Agostino is a citizen of Spain.  Each of Mr. Drapkin, Mr. Taylor and Mr. D'Agostino, as members of Casablanca's management committee, are in a position to indirectly determine the voting and investment decisions regarding the Company's securities held by Casablanca's investment advisory clients, including Casablanca Special Opportunities.

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Mr. D'Agostino, as President and Managing Director of Element Advisor is in a position to indirectly determine the voting and investment decisions regarding the Company’s securities held by the Element Fund.

Casablanca has entered into investment advisory agreements with respect to securities of the Company with (i) Tensor Opportunity Limited on November 17, 2010, (ii) Caselton Investments LLC on November 29, 2010, (iii) Dustin A. Moskovitz TTEE Dustin A. Moskovitz Trust DTD 12/27/05 on December 15, 2010, and (iv) Daly Gamma Limited Partnership on December 15, 2010 (collectively, the "Casablanca Investment Advisory Agreements").

The Casablanca Investment Advisory Agreements grant Casablanca discretion to (i) vote, tender or convert any stock, securities or other property related to the Shares, (ii) execute proxies, waivers or other consents with respect to the Shares and in such connection, endorse securities related to the Shares, (iii) take action with respect to any plan of reorganization or similar corporate transaction requiring shareholder votes, and (iv) generally, to exercise the rights, powers and privileges with respect to the Shares held by an investment client. The Casablanca Investment Advisory Agreements provide that the clients will pay Casablanca all fees and expenses related to the account, a management fee of up to 2% per annum of the client's total capital invested, and an incentive fee of up to 20% of cash available for distributions after such client has received distributions equal to its total capital invested. The description of the Casablanca Investment Advisory Agreements is qualified in its entirety by reference to the full text of the form of Casablanca Investment Advisory Agreement, a copy of which is attached as Exhibit 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 3, 2011 (as amended, “Schedule 13D”), and is incorporated by reference herein.

In addition, on November 9, 2010, AIMCo and Casablanca entered into an investment advisory agreement (the "AIMCo Investment Advisory Agreement") whereby Casablanca was appointed as an investment advisor to AIMCo for the purpose of providing investment recommendations regarding the Shares.  Under the agreement, AIMCo agrees to follow recommendations provided by Casablanca with regards to (i) voting, tendering or converting securities of the Company held by AIMCo clients, (ii) executing waivers or other consents with respect to the securities of the Company held by AIMCo clients, (iii) taking actions with respect to any plan of reorganization or similar corporate transaction requiring shareholder votes, and (iv) generally, exercising all rights, powers, and privileges with respect to the securities of the Company held by AIMCo clients.  However, AIMCo retains the right to make the final decision or to take action with respect to the securities of the Company where AIMCo deems, in its sole discretion, appropriate. The AIMCo Investment Advisory Agreement also provides that AIMCo clients will commit up to $150 million for investments in the Company, and will pay Casablanca, certain fees and expenses related to clients for which AIMCo serves as investment manager, and an incentive fee of 15% of distributions after AIMCo clients have received distributions equal to their total capital invested plus a preferred cumulative return on such total capital invested of 8 percent per annum, compounded annually. The description of the AIMCo Investment Advisory Agreement is qualified in its entirety by reference to the full text of the AIMCo Investment Advisory Agreement, which is included as Exhibit 3 to the Schedule 13D, and is incorporated by reference herein.

On or about October 25, 2010, Casablanca and Royal Oak Consultants Group ("Royal Oak") entered into an oral arrangement for Royal Oak to provide services to Casablanca in connection with obtaining capital commitments for investments in Casablanca Special Opportunities or other investments in respect of the Issuer's securities. As consideration of such services, Casablanca agreed to pay Royal Oak 15% of any realized net gains on Shares or other securities in respect of the Issuer acquired for certain of the managed accounts, including puts, calls, swaps and other derivates.

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The members of Casablanca Special Opportunities, together with Casablanca I, as managing member, entered into The Amended and Restated Operating Agreement of Casablanca Special Opportunities Fund I, LLC (the "Casablanca Fund Operating Agreement").  The Casablanca Operating Agreement provides that the purpose of Casablanca Special Opportunities is, among other things, to make equity and equity-related investments in the Issuer. Under the agreement, all of the rights to conduct the business of Casablanca Special Opportunities are exclusively vested in Casablanca I. Casablanca, as investment manager, was appointed by Casablanca I to negotiate, execute and deliver all documents and agreements on behalf of Casablanca Special Opportunities and to acquire, dispose of or otherwise take action with respect to or affecting Casablanca Special Opportunities' investment in the Issuer. The Casablanca Fund Operating Agreement also provides that Casablanca Special Opportunities will pay Casablanca I and Casablanca certain fees and expenses related to Casablanca Special Opportunities.  Casablanca Special Opportunities will also pay Casablanca I an incentive fee of 20% of distributions after the members of the Casablanca Special Opportunities have received distributions equal to their total proportionate investment in the fund.

Finally, the Casablanca Reporting Person, the Element Reporting Persons and AIMCo are parties to a Joint Filing Agreement, which is included as Exhibit 1 to the Schedule 13D, and is incorporated by reference herein.

Other than as described herein, to the best knowledge of the Parties there are no contracts, arrangements, understandings or relationships among the Parties, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer and voting of any of the securities of the Company, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

The Parties may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Collectively, the group (and each member thereof) may be deemed to have beneficial ownership of a combined 5.5% of the Shares.

All information contained in this Annex A and in this Notice has been or will be publicly filed by the Reporting Persons with the SEC on Schedule 13D, or amendments thereto, no later than February 14, 2011.

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ANNEX B

Nominee Agreements between the Record Holders and the Nominees

Casablanca Special Opportunities Fund I, LLC
c/o Casablanca Capital LLC
450 Park Avenue, Suite 1403
New York, New York 10022

February 10, 2011

Donald G. Drapkin
450 Park Avenue, Suite 1403
New York, NY 10022

Dear Mr. Drapkin:

This will confirm our understanding as follows:

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") of Casablanca Special Opportunities Fund I, LLC (the "Nominating Party"), to stand for election as a director of Mentor Graphics Corporation ("Mentor") in connection with a proxy solicitation (the "Proxy Solicitation") to be conducted by the undersigned and certain related parties in respect of the 2011 annual meeting of stockholders of Mentor expected to be held on May 12, 2011 (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting").  You further agree to serve as a director of Mentor if elected.  The undersigned agrees on behalf of the Nominating Party to pay the costs of the Proxy Solicitation.

You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected, as a director of Mentor if such nominee later changes his mind and determines not to serve on the Slate or, if elected, as a director of Mentor.  Accordingly, the undersigned is relying upon your agreement to serve on the Slate and, if elected, as a director of Mentor.  In that regard, you are being supplied with a questionnaire (a "Questionnaire") in which you will provide the undersigned with information necessary for the Nominating Party to make appropriate disclosure to Mentor and for the undersigned to use in creating the proxy materials to be sent to stockholders of Mentor and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation.  You agree that (i) you will promptly complete and sign the Questionnaire and return it to the person indicated therein, and (ii) your responses in the Questionnaire will be true, complete and correct in all respects.  In addition, you agree that, concurrently with your execution of this letter, you will

B-1

execute and return to the person indicated in the Questionnaire the attached instrument confirming that you consent to being nominated for election as a director of Mentor and, if elected, consent to serving as a director of Mentor.  Upon being notified that we have chosen you, we may forward your consent and completed Questionnaire (or summaries thereof) to Mentor, and we may at any time, in our discretion, disclose such information, as well as the existence and contents of this letter.

The undersigned agrees on behalf of the Nominating Party that, so long as you actually serve on the Slate, the undersigned will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Mentor on the Slate.  Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and subsequent to the date hereof.  Anything to the contrary herein notwithstanding, the undersigned is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate for election to Mentor's Board of Directors or for any actions taken by you as a director of Mentor, if you are elected.

Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information, in the Questionnaire or otherwise in connection with the Proxy Solicitation.  You shall promptly notify the undersigned in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims.  In addition, with respect to any such claim, the undersigned shall be entitled to control your defense with counsel chosen by the undersigned, which shall be reasonably acceptable to you.  If the undersigned fails to hire counsel with respect to any such claim, you may hire counsel for your defense at the expense of the undersigned.  The undersigned shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent.  However, the undersigned may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

Each of us recognizes that should you be elected to the Board of Directors of Mentor all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to Mentor and to the stockholders of Mentor and, as a result, that there is, and can be, no agreement between you and the undersigned that governs the decisions which you will make as a director of Mentor.

This letter sets forth the entire agreement between the undersigned and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the undersigned and you.  This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

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Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very truly yours,

CASABLANCA SPECIAL OPPORTUNITIES FUND I, LLC

	By:	/s/ Douglas Taylor
Name: Douglas Taylor
Title: Chief Executive Officer

Agreed to and accepted as
of the date first written above:

/s/ Donald G. Drapkin
Name: Donald G. Drapkin

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Casablanca Special Opportunities Fund I, LLC
c/o Casablanca Capital LLC
450 Park Avenue, Suite 1403
New York, New York 10022

February 10, 2011

Arthur Becker
c/o Madison Partners
654 Madison Avenue, Suite 1601
New York, NY 10065

Dear Mr. Becker:

This will confirm our understanding as follows:

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") of Casablanca Special Opportunities Fund I, LLC (the "Nominating Party"), to stand for election as a director of Mentor Graphics Corporation ("Mentor") in connection with a proxy solicitation (the "Proxy Solicitation") to be conducted by the undersigned and certain related parties in respect of the 2011 annual meeting of stockholders of Mentor expected to be held on May 12, 2011 (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting").  You further agree to serve as a director of Mentor if elected.  The undersigned agrees on behalf of the Nominating Party to pay the costs of the Proxy Solicitation.

You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected, as a director of Mentor if such nominee later changes his mind and determines not to serve on the Slate or, if elected, as a director of Mentor.  Accordingly, the undersigned is relying upon your agreement to serve on the Slate and, if elected, as a director of Mentor.  In that regard, you are being supplied with a questionnaire (a "Questionnaire") in which you will provide the undersigned with information necessary for the Nominating Party to make appropriate disclosure to Mentor and for the undersigned to use in creating the proxy materials to be sent to stockholders of Mentor and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation.  You agree that (i) you will promptly complete and sign the Questionnaire and return it to the person indicated therein, and (ii) your responses in the Questionnaire will be true, complete and correct in all respects.  In addition, you agree that, concurrently with your execution of this letter, you will execute and return to the person indicated in the Questionnaire the attached instrument confirming that you consent to being nominated for election as a director of Mentor and, if elected, consent to serving as a director of Mentor.  Upon being notified that we have chosen you, we may forward your consent and completed Questionnaire (or summaries thereof) to Mentor, and we may at any time, in our discretion, disclose such information, as well as the existence and contents of this letter.

B-4

The undersigned agrees on behalf of the Nominating Party that, so long as you actually serve on the Slate, the undersigned will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Mentor on the Slate.  Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and subsequent to the date hereof.  Anything to the contrary herein notwithstanding, the undersigned is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate for election to Mentor's Board of Directors or for any actions taken by you as a director of Mentor, if you are elected.

Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information, in the Questionnaire or otherwise in connection with the Proxy Solicitation.  You shall promptly notify the undersigned in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims.  In addition, with respect to any such claim, the undersigned shall be entitled to control your defense with counsel chosen by the undersigned, which shall be reasonably acceptable to you.  If the undersigned fails to hire counsel with respect to any such claim, you may hire counsel for your defense at the expense of the undersigned.  The undersigned shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent.  However, the undersigned may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

Each of us recognizes that should you be elected to the Board of Directors of Mentor all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to Mentor and to the stockholders of Mentor and, as a result, that there is, and can be, no agreement between you and the undersigned that governs the decisions which you will make as a director of Mentor.

This letter sets forth the entire agreement between the undersigned and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the undersigned and you.  This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

B-5

Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very truly yours,

CASABLANCA SPECIAL OPPORTUNITIES FUND I, LLC

	By:	/s/ Douglas Taylor
Name: Douglas Taylor
Title: Chief Executive Officer

Agreed to and accepted as
of the date first written above:

/s/ Arthur Becker
Name: Arthur Becker

B-6

Casablanca Special Opportunities Fund I, LLC
c/o Casablanca Capital LLC
450 Park Avenue, Suite 1403
New York, New York 10022

February 10, 2011

Michael Barr
c/o 2KDirect, Inc.
399 Park Avenue, 11th Floor
New York, NY 10022

Dear Mr. Barr:

This will confirm our understanding as follows:

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") of Casablanca Special Opportunities Fund I, LLC (the "Nominating Party"), to stand for election as a director of Mentor Graphics Corporation ("Mentor") in connection with a proxy solicitation (the "Proxy Solicitation") to be conducted by the undersigned and certain related parties in respect of the 2011 annual meeting of stockholders of Mentor expected to be held on May 12, 2011 (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting").  You further agree to serve as a director of Mentor if elected.  The undersigned agrees on behalf of the Nominating Party to pay the costs of the Proxy Solicitation.

You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected, as a director of Mentor if such nominee later changes his mind and determines not to serve on the Slate or, if elected, as a director of Mentor.  Accordingly, the undersigned is relying upon your agreement to serve on the Slate and, if elected, as a director of Mentor.  In that regard, you are being supplied with a questionnaire (a "Questionnaire") in which you will provide the undersigned with information necessary for the Nominating Party to make appropriate disclosure to Mentor and for the undersigned to use in creating the proxy materials to be sent to stockholders of Mentor and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation.  You agree that (i) you will promptly complete and sign the Questionnaire and return it to the person indicated therein, and (ii) your responses in the Questionnaire will be true, complete and correct in all respects.  In addition, you agree that, concurrently with your execution of this letter, you will execute and return to the person indicated in the Questionnaire the attached instrument confirming that you consent to being nominated for election as a director of Mentor and, if elected, consent to serving as a director of Mentor.  Upon being notified that we have chosen you, we may forward your consent and completed Questionnaire (or summaries thereof) to Mentor, and we may at any time, in our discretion, disclose such information, as well as the existence and contents of this letter.

B-7

The undersigned agrees on behalf of the Nominating Party that, so long as you actually serve on the Slate, the undersigned will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Mentor on the Slate.  Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and subsequent to the date hereof.  Anything to the contrary herein notwithstanding, the undersigned is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate for election to Mentor's Board of Directors or for any actions taken by you as a director of Mentor, if you are elected.

Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information, in the Questionnaire or otherwise in connection with the Proxy Solicitation.  You shall promptly notify the undersigned in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims.  In addition, with respect to any such claim, the undersigned shall be entitled to control your defense with counsel chosen by the undersigned, which shall be reasonably acceptable to you.  If the undersigned fails to hire counsel with respect to any such claim, you may hire counsel for your defense at the expense of the undersigned.  The undersigned shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent.  However, the undersigned may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

Each of us recognizes that should you be elected to the Board of Directors of Mentor all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to Mentor and to the stockholders of Mentor and, as a result, that there is, and can be, no agreement between you and the undersigned that governs the decisions which you will make as a director of Mentor.

This letter sets forth the entire agreement between the undersigned and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the undersigned and you.  This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

B-8

Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very truly yours,

CASABLANCA SPECIAL OPPORTUNITIES FUND I, LLC

	By:	/s/ Douglas Taylor
Name: Douglas Taylor
Title: Chief Executive Officer

Agreed to and accepted as
of the date first written above:

/s/ Michael Barr
Name: Michael Barr

B-9

ANNEX C

Information about the Nominees

Name:                   Donald G. Drapkin

Age:                      62

Business              450 Park Avenue, Suite 1403
Address:              New York, NY 10022

Mr. Drapkin has been a principal of the Casablanca Special Opportunities Fund I, LLC and a member of the management committee and Chairman of Casablanca Capital LLC since April 2010. Mr. Drapkin was Vice Chairman of Lazard International, and Chairman of Lazard’s Investment Committee from May 2007 until April 2010. He was also Vice Chairman of the Board of MacAndrews & Forbes Holdings and various of its affiliates from March 1987 to April 2007. Prior to this, Mr. Drapkin was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. He began his career as an attorney with the law firm of Cravath, Swaine & Moore. Over the course of his 40-year career, Mr. Drapkin has been an advisor and a principal in numerous significant securities transactions and business combinations.

Mr. Drapkin has also previously served on the Board of Directors of several public companies, including: as a director of Playboy Enterprises, from July 1997 until April 2007; as a director of Revlon, Inc. and Revlon Consumer Products Corporation, from their respective formations in 1992 until April 2007; as Chairman of SIGA Technologies, Inc., from April 2001 until May 2007; as a director of Anthracite Capital, Inc., from March 1998 until April 2007; as a director of Nephros, Inc., from its inception in 1997 until April 2007; and as a director Sapphire Industrials Corp. from October 2007 until January 2010.  He also served as the Co-Chairman of the New York Special Olympics Annual Metro Tournaments. Mr. Drapkin currently serves on the Board of Trustees of Brandeis University and the Board of Directors of the Lincoln Center Theater, and is a member of the Dean’s Council of Columbia Law School.  Based on his extensive finance and investment experience, we believe he is qualified to serve as a director of the Company.

C-1

Name:                   Arthur Becker

Age:                      60

Business              Madison Partners
Address:              654 Madison Avenue, Suite 1601
              New York, New York 10065

Mr. Becker has served as a director of NaviSite, Inc. ("NaviSite"), a provider of information technology hosting, outsourcing and professional services, since September 2002. From February 2003 until March 2010, Mr. Becker served as NaviSite’s President and from February 2003 until August 2010, he served as NaviSite’s Chief Executive Officer.  Since 1999, Mr. Becker has also been the managing member of Madison Technologies LLC, an investment fund that is focused on technology and telecommunications companies and since 2010, Mr. Becker has served as the operating partner of Madison Partners, LLC, an advisory services firm.  Based on his extensive finance, investment and technology industry experience, including his executive role at NaviSite, we believe he is qualified to serve as a director of the Company.

C-2

Name:                   Michael Barr

Age:                      46

Business              2KDirect, Inc.
Address:              399 Park Avenue, 11th Floor
          New York, New York 10022

Mr. Barr has been an investment banker and entrepreneur since 1987.  Mr. Barr is currently the Chief Executive Officer of 2KDirect, Inc., a start-up company that has built an automated platform to streamline online display advertising in scale under the name iPromote.com, since 2007.  Previously, Mr. Barr was a Managing Director specializing in Mergers and Acquisitions in the technology, consumer and industrial sectors, at Rothschild, Inc., the North American investment banking business of NM Rothschild & Sons Ltd., from 2003 through 2007.  Mr. Barr was a Managing Director in Mergers and Acquisitions at Robertson Stephens, Inc., a leading technology-focused investment bank owned by FleetBoston Financial, Inc., from 2000 to 2002; and, Managing Director in technology Mergers and Acquisitions at CIBC World Markets, Inc., the U.S. subsidiary of the Canadian Imperial bank of Commerce, from 1998 to 2000.  Based on his experience in the finance, investment and technology industries, we believe he is qualified to serve as a director of the Company.

.

C-3

ANNEX D

Written Consent of Each Nominee

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Mentor Graphics Corporation (the "Company") in the proxy statement and proxy card to be filed with the Securities and Exchange Commission (the "SEC") and distributed to stockholders of the Company by Casablanca Special Opportunities Fund I, LLC and certain of its affiliates and other persons (collectively, "Casablanca") and in other materials in connection with the solicitation of proxies by Casablanca from stockholders of the Company to be voted at the 2011 Annual Meeting of Stockholders of the Company (including any adjournment or postponement thereof or any special meeting held in lieu thereof), and further consents to serving as a director of the Company, if elected.

Dated: February 10, 2011

/s/ Donald G. Drapkin
Donald G. Drapkin

D-1

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Mentor Graphics Corporation (the "Company") in the proxy statement and proxy card to be filed with the Securities and Exchange Commission (the "SEC") and distributed to stockholders of the Company by Casablanca Special Opportunities Fund I, LLC and certain of its affiliates and other persons (collectively, "Casablanca") and in other materials in connection with the solicitation of proxies by Casablanca from stockholders of the Company to be voted at the 2011 Annual Meeting of Stockholders of the Company (including any adjournment or postponement thereof or any special meeting held in lieu thereof), and further consents to serving as a director of the Company, if elected.

Dated: February 10, 2011

/s/ Arthur Becker
Arthur Becker

D-2

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Mentor Graphics Corporation (the "Company") in the proxy statement and proxy card to be filed with the Securities and Exchange Commission (the "SEC") and distributed to stockholders of the Company by Casablanca Special Opportunities Fund I, LLC and certain of its affiliates and other persons (collectively, "Casablanca") and in other materials in connection with the solicitation of proxies by Casablanca from stockholders of the Company to be voted at the 2011 Annual Meeting of Stockholders of the Company (including any adjournment or postponement thereof or any special meeting held in lieu thereof), and further consents to serving as a director of the Company, if elected.

Dated: February 10, 2011

/s/ Michael Barr
Michael Barr

D-3

ANNEX E

Two year transaction history of each Participant in Company Securities

The following tables set forth all transactions in Common Stock of the Company effected during the past two years by each of the Participants, as applicable.  Unless otherwise noted, all such transactions were effected in the open market with the personal or corporate funds of the respective Participant.  The Shares are held in either cash accounts or margin accounts in the ordinary course of business, and otherwise, no part of the purchase price or market value of such Shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities, except for the funds obtained by Casablanca Special Opportunities and the Managed Accounts obtained for the purpose of acquiring or holding such securities.

Casablanca Special Opportunities Fund I, LLC

Trade Date	Amount Purchased (Sold)	Price per Share ($)

11/10/2010	18,000	$11.00
11/11/2010	16,464	$10.90
11/12/2010	4,739	$11.28
11/15/2010	5,923	$11.22
11/16/2010	14,428	$11.17
11/17/2010	55,464	$11.09
11/18/2010	2,806	$11.18
11/19/2010	33,394	$11.29
11/22/2010	34,665	$11.19
11/23/2010	27,151	$11.14
11/24/2010	6,928	$11.15
11/29/2010	22,782	$11.35
11/30/2010	17,519	$11.12
12/1/2010	668	$11.19

E-1

12/2/2010	6,140	$11.51
12/3/2010	220	$11.64
12/6/2010	9,310	$11.67
12/7/2010	10,302	$11.99
12/8/2010	13,887	$11.96
12/9/2010	11,122	$11.97
12/10/2010	8,475	$11.98
12/13/2010	19,524	$12.00
12/14/2010	16,257	$11.98
12/15/2010	5,460	$11.98
12/16/2010	16,246	$11.96
12/17/2010	10,680	$11.96
12/31/2010	210	$11.99
1/4/2011	24,297	$12.00
1/5/2011	17,356	$11.97
1/6/2011	39,598	$11.96
1/7/2011	29,674	$11.99
1/10/2011	1,043	$11.98
1/19/2011	17,144	$11.95
1/20/2011	4,659	$12.41
1/24/2011	15,586	$12.41
1/25/2011	19,819	$12.26
1/26/2011	1,871	$12.22
1/31/2011	8,162	$12.49
2/2/2011	5,710	$12.72

E-2

Casablanca Managed Accounts

Trade Date	Amount Purchased (Sold)	Price per Share ($)

11/24/2010	2,309	$11.15
11/29/2010	7,594	$11.35
11/30/2010	5,840	$11.12
12/1/2010	223	$11.19
12/2/2010	2,046	$11.51
12/3/2010	73	$11.64
12/6/2010	3,103	$11.67
12/7/2010	3,160	$11.99
12/7/2010	1,896	$11.99
12/8/2010	4,260	$11.96
12/8/2010	2,556	$11.96
12/9/2010	3,412	$11.97
12/9/2010	2,047	$11.97
12/10/2010	2,600	$11.98
12/10/2010	1,560	$11.98
12/13/2010	5,989	$12.00
12/13/2010	3,593	$12.00
12/14/2010	4,987	$11.98
12/14/2010	2,992	$11.98
12/15/2010	1,675	$11.98

E-3

12/15/2010	1,005	$11.98
12/16/2010	4,983	$11.96
12/16/2010	2,990	$11.96
12/17/2010	3,276	$11.96
12/17/2010	1,966	$11.96
12/31/2010	64	$11.99
12/31/2010	39	$11.99
1/4/2011	7,453	$12.00
1/4/2011	4,472	$12.00
1/4/2011	373	$12.00
1/4/2011	373	$12.00
1/5/2011	5,324	$11.97
1/5/2011	3,194	$11.97
1/5/2011	266	$11.97
1/5/2011	266	$11.97
1/6/2011	12,147	$11.96
1/6/2011	7,288	$11.96
1/6/2011	607	$11.96
1/6/2011	607	$11.96
1/7/2011	9,103	$11.99
1/7/2011	5,462	$11.99
1/7/2011	455	$11.99
1/7/2011	455	$11.99
12/7/2010	1,074	$11.99
12/8/2010	1,447	$11.96

E-4

12/9/2010	1,160	$11.97
12/10/2010	884	$11.98
12/13/2010	2,036	$12.00
12/14/2010	1,696	$11.98
12/15/2010	569	$11.98
12/16/2010	1,694	$11.96
12/17/2010	1,114	$11.96
12/31/2010	22	$11.99
1/4/2011	1,788	$12.00
1/5/2011	1,278	$11.97
1/6/2011	2,916	$11.96
1/7/2011	2,185	$11.99
1/10/2011	77	$11.98
1/19/2011	1,262	$11.95
1/20/2011	343	$12.41
1/24/2011	1,147	$12.41
1/25/2011	1,459	$12.26
1/26/2011	138	$12.22
1/31/2011	601	$12.49
2/2/2011	420	$12.72

E-5

Donald Drapkin

Trade Date	Amount Purchased (Sold)	Price per Share ($)

12/7/2010	1,074	$11.99
12/8/2010	1,447	$11.96
12/9/2010	1,160	$11.97
12/10/2010	884	$11.98
12/13/2010	2,036	$12.00
12/14/2010	1,696	$11.98
12/15/2010	569	$11.98
12/16/2010	1,694	$11.96
12/17/2010	1,114	$11.96
12/31/2010	22	$11.99
1/4/2011	1,788	$12.00
1/5/2011	1,278	$11.97
1/6/2011	2,916	$11.96
1/7/2011	2,185	$11.99
1/10/2011	77	$11.98
1/19/2011	1,262	$11.95
1/20/2011	343	$12.41
1/24/2011	1,147	$12.41
1/25/2011	1,459	$12.26
1/26/2011	138	$12.22
1/31/2011	601	$12.49
2/2/2011	420	$12.72
2/9/2011	100	$14.08

E-6

AIMCo

Trade Date	Amount Purchased (Sold)	Price per Share ($)

11/11/2010	164,636	$11.28
11/12/2010	47,389	$11.22
11/15/2010	59,228	$11.17
11/16/2010	144,282	$11.09
11/17/2010	554,647	$11.18
11/18/2010	28,065	$11.29
11/19/2010	333,936	$11.19
11/22/2010	346,646	$11.14
11/23/2010	271,509	$11.15
11/24/2010	69,278	$11.35
11/29/2010	227,812	$11.12
11/30/2010	175,189	$11.19
12/1/2010	6,682	$11.51
12/2/2010	61,393	$11.64
12/3/2010	2,194	$11.67
12/6/2010	93,098	$11.99
12/7/2010	94,972	$11.96
12/8/2010	128,022	$11.97
12/9/2010	102,535	$11.98
12/10/2010	78,137	$12.00
12/13/2010	179,274	$11.98

E-7

12/14/2010	149,876	$11.98
12/15/2010	50,134	$11.96
12/16/2010	149,173	$11.96
12/17/2010	98,069	$11.99
12/31/2010	1,930	$12.00
1/4/2011	223,110	$11.97
1/5/2011	158,784	$11.96
1/6/2011	301,287	$11.99
1/7/2011	225,783	$11.98
1/10/2011	7,936	$11.95
1/19/2011	157,424	$12.41
1/20/2011	42,870	$12.41
1/24/2011	143,421	$12.26
1/25/2011	181,992	$12.22
1/26/2011	17,191	$12.49
1/31/2011	74,945	$12.72
2/2/2011	52,433	$12.86

Element Fund

Trade Date	Amount Purchased (Sold)	Price per Share ($)

11/9/2010	36,200	$11.00

E-9

EXHIBIT 6

The Amended and Restated Operating Agreement of Casablanca Special Opportunities Fund I, LLC dated October 19, 2010

THE AMENDED AND RESTATED OPERATING AGREEMENT

OF

Casablanca Special Opportunities Fund I, LLC

a Delaware Limited Liability Company

Dated as of October 19, 2010

10.6 Meetings	31
10.7 Action Without a Meeting	32
10.8 Procedures	32
10.9 Voting	32
SECTION 11. ASSIGNMENTS OR TRANSFERS OF INTERESTS	33
SECTION 12. APPOINTMENT OF AGENT	35
12.1 Appointment of the Managing Member	35
12.2 Nature of Agency	36
SECTION 13. BOOKS, RECORDS AND REPORTS	36
13.1 Books	36
13.2 Reports	37
SECTION 14. VALUATION OF INTERESTS	38
SECTION 15. BANK ACCOUNTS; CUSTODIAN	38
15.1 Bank Accounts Generally	38
15.2 Custodian	38
SECTION 16. DISSOLUTION AND TERMINATION OF THE COMPANY	39
16.1 Early Termination	39
16.2 Dissolution Generally	39
16.3 Continuation of Company	40
16.4 Distribution of Assets on Liquidation	40
16.5 Liquidation Statement	40
SECTION 17. ALTERNATIVE INVESTMENT STRUCTURES	40
17.1 Corporate Investment Vehicles	41
17.2 Alternative Investment Funds	41
17.3 Participation in Alternative Vehicles	42
SECTION 18. GENERAL PROVISIONS	42
18.1 Notices and Distributions	42
18.2 Survival of Rights	43
18.3 Construction	43
18.4 Section Headings	43
18.5 Agreement in Counterparts	43
18.6 Governing Law	43
18.7 Additional Documents	43
18.8 Severability	44
18.9 Pronouns	44
18.10 Entire Agreement	44
18.11 Arbitration	44
18.12 Waiver of Partition	44
18.13 Filing	44
18.14 Legal Counsel	45

Appendix A	Form of Notice of Transfer	A-1

Appendix B	Subscription Agreement	B-1

Appendix C	Schedule of Members	C-1

OPERATING AGREEMENT

OF

CASABLANCA SPECIAL OPPORTUNITIES FUND I, LLC

This Operating Agreement, a Delaware limited liability company (the “Company”), dated as of October 19, 2010 (this “Agreement”), is by and among the persons identified as Members on Appendix C (each such person being individually referred to as a “Member” and all such persons being referred to collectively as the “Members”).  Casablanca Capital I LLC is also signing this Agreement in its capacity as the Managing Member of the Company.

WHEREAS, the Company was formed as a limited liability company under the Delaware Act by the filing on October 13, 2010 a Certificate of Formation in the offices of the Secretary of State of the State of Delaware; and

WHEREAS, the Managing Member and the Members desire to enter into this Agreement to reflect the foregoing and to set out fully their respective rights, obligations and duties with respect to the Company and its business, management and operations.

NOW, THEREFORE, upon the terms and subject to the conditions described below, the parties to this Agreement, which shall include all Persons becoming Members at any time, as a condition of becoming and for so long as they remain Members, agree as follows:

SECTION 1.

DEFINED TERMS

The terms set forth below shall have the indicated meanings.

“Accounting Period” means a one year period commencing on the first day of the Fiscal Year, or any period of shorter duration commencing upon the day following the last day of the preceding Accounting Period and terminating upon the earlier of (a) the last day of the then current Fiscal Year or (b) the day preceding the effective date of any change in the relative Interests of the Members, a Transfer by any Member of its Interest or any other similar transaction or event, as determined by the Managing Member in its sole discretion; provided, however, that the first Accounting Period shall extend from the Initial Closing until no later than December 31, 2010.  Notwithstanding the foregoing, the Managing Member may from time to time cause allocations to be made to the Members’ Capital Accounts as if an Accounting Period had ended and a new Accounting Period were to commence on the next subsequent day, it being anticipated that such an allocation may be made in connection with Company distributions or at such other times if, in the Managing Member’s reasonable judgment, circumstances make it reasonable to do so.

“Additional Capital Commitment” shall have the meaning set forth in Section 7.1(a).

“Adjusted Asset Value” means with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:

(a)          The initial Adjusted Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Managing Member;

(b)           The Adjusted Asset Values of all Company assets may be adjusted to equal their respective gross fair market values, as determined by the Managing Member, as of the following times:  (i) the acquisition of an interest or an additional interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution or other consideration, (ii) the distribution by the Company to a Member of more than a de minimis amount of property or money as consideration for an interest in the Company, (iii) in connection with the grant of an interest in the Company (other than a de minimis interest) as consideration for the performance of services to or for the benefit of the Company by an existing Member acting in a capacity as a Member of the Company or by a new Member acting in a capacity as Member of the Company or in anticipation of being a Member of the Company, (iv) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) (other than in connection with the termination of the Company under Code Section 708(b)(1)(B)) and (v) at such other times as the Managing Member shall determine necessary in order to comply with Treasury Regulations Sections 1.704-1(b) and 1.704-2;

(c)           The Adjusted Asset Value of any Company asset distributed to a Member (including in a liquidation pursuant to Section 16) shall be the gross fair market value of such asset on the date of distribution;

(d)           If the Adjusted Asset Value of an asset has been determined or adjusted pursuant to paragraphs (a) or (b) of the definition of “Adjusted Asset Value,” such Adjusted Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profit and Net Loss.

“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a)           credit to such Capital Account any amounts which a Member is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentence of Treasury Regulations Section 1.704-2(g)(1) or (i)(5); and

(b)           debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Advisers Act” means the U.S. Investment Advisers Act of 1940 and the rules and regulations promulgated thereunder and applicable exemptions granted therefrom, as amended from time to time.

“Advisory Fee” means the base fee payable to the Investment Manager whereby the Company agrees to pay to the Investment Manager and the Investment Manager agrees to accept as compensation for services rendered by the Investment Manager as such, a base fee which is payable monthly in advance out of the Capital Account of each Member at an annual rate equal to 2% of the excess of the portion of such Member’s Capital Contribution.  The Advisory Fee shall be prorated for any partial payment period.

“Affiliate” means when used with reference to a specified Person at a specified time, any Person controlling, controlled by or under common control with such Person, and any members, partners, directors or officers of any of the foregoing.

“Aggregate Capital Contributions” means, with respect to any Member as of any date, the aggregate amount of all Capital Contributions made by such Member on or prior to such date.

“Agreement” means this Operating Agreement, as originally executed and amended from time to time.

“Alternative Investment Fund” shall have the meaning set forth in Section 17.2(a).

“Alternative Vehicle” shall have the meaning set forth in Section 17.3.

“Assets” means all cash, cash equivalents, securities, investments and other property and assets of any type of the Company.

“Base Rate” means, on any date, a variable rate per annum equal to the rate of interest published from time to time by The Wall Street Journal as the “prime rate” at large U.S. money center banks.

“Business Day” means any day other than a Saturday, Sunday or any other day on which banks in New York, New York or Los Angeles, California are required by law to be closed.  All references to Business Day herein shall be based on the time in New York, New York.

“Capital Account” shall have the meaning set forth in Section 7.3(a).

“Capital Commitment” means, when referring to a dollar amount, an amount committed by a Member or prospective Member for investment in the Interests of the Company pursuant to (a) a Subscription Agreement and (b) an assumption by such Member of any Capital Commitment of a Defaulting Member pursuant to Section 7.1(e) or of a transferring Member.

“Capital Contribution” means a contribution to the Company in cash by a Member or by any predecessor holder of the Interests held by such Member.

“Certificate” means the Certificate of Formation of the Company, filed with the Secretary of State on October 13, 2010, and any and all amendments thereto and restatements thereof filed with the Secretary of State.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

“Company” means Casablanca Special Opportunities Fund I, LLC, a Delaware limited liability company, as it may from time to time be constituted.

“Company Legal Matters” shall have the meaning set forth in Section 18.14(b).

“Corporate Investment Vehicle” shall have the meaning set forth in Section 17.1.

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“Custodial Account” means one or more accounts maintained pursuant to applicable law to hold the Assets.

“Custodian” means an entity which maintains a Custodial Account pursuant to the requirements of applicable law.

“Defaulted Commitment” shall have the meaning assigned to such term in Section 7.1(d)(iv).

“Defaulting Member” shall have the meaning set forth in Section 7.1(d).

“Delaware Act” means the Delaware Limited Liability Company Act (6 Del.C. § 18-101, et seq.), as amended from time to time and any successor thereto.

“Depreciation” means for each Accounting Period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Accounting Period calculated for federal income tax purposes, except that if the Adjusted Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Accounting Period, Depreciation shall be an amount which bears the same ratio to such beginning Adjusted Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such Accounting Period bears to such beginning adjusted tax basis.  If any asset shall have a zero adjusted basis for federal income tax purposes, Depreciation shall be determined utilizing any reasonable method selected by the Managing Member.

“Disabling Conduct” shall have the meaning set forth in Section 9.8.

“Drawdown Date” means each date that the Company draws down Capital Commitments.

“Drawdown Notice” shall have the meaning set forth in Section 7.1(c).

“DRE” shall have the meaning set forth in Section 11(a)(iii).

“ERISA” means the Employee Retirement Income Security Act of 1974, together with the rules and regulations promulgated thereunder, as amended from time to time (or any corresponding provisions of succeeding law).

“Fiscal Year” means the Company’s fiscal year, which shall end on each December 31.

“Hypothetical Tax Amount” means, with respect to the Managing Member, an amount designed to pay the Managing Member’s (or its direct or indirect owners’) liabilities for taxes (including in respect of quarterly estimated taxes) in respect of allocations to the Managing Member.  In determining the Hypothetical Tax Amount, it shall be assumed that the items of income, gain, deduction, loss and credit in respect of the Company were the only such items entering into the computation of tax liability of the Managing Member for the Fiscal Year (or portion thereof) in respect of which the Tax Distribution was made and that the Managing Member was subject to tax at the highest effective marginal combined federal, state and local tax rate for a fiscal year prescribed for any individual or corporation resident in New York City (taking into account the character of the income, the deductibility of state and local income taxes for United States federal income tax purposes, any phase out of deductions and the rates applicable to income of the relevant character).

“Incapacity” or “Incapacitated” means, as to any Person, the death, bankruptcy, withdrawal, insanity, incompetency, expulsion, removal, liquidation, dissolution, reorganization, merger, sale of all or substantially all the interests or assets of, or other change in the ownership or nature of such Person.

“Indemnified Person” shall have the meaning assigned to such term in Section 9.8.

“Initial Closing” means the first closing at which Members are admitted to the Company.

“Initial Drawdown Date” means the date on which the first Capital Contributions are made with respect to Capital Commitments.

“Interests” means the units of beneficial interest into which the membership interests of the Company shall be divided from time to time and includes fractions of Interests as well as whole Interests.

“Investment Company Act” means the U.S. Investment Company Act of 1940 and the rules and regulations promulgated thereunder and applicable exemptions granted therefrom, as amended from time to time.

“Investment Manager” means Casablanca Capital LLC, a Delaware limited liability company, in its capacity as investment manager to the Company, and any successor thereto selected in accordance with this Agreement.

“Investment” shall mean each investment or all of the investments in the Portfolio Company.

“Losses” shall have the meaning assigned to such term in Section 9.9(a).

“Majority-in-Interest” means those Members (excluding the Managing Member, the Investment Manager and the Principals and any other Affiliates of the Managing Member and the Investment Manager) whose aggregate interest represents more than fifty percent (50%) of the aggregate Capital Commitments of the Members.

“Manager Affiliates” shall have the meaning set forth in Section 9.11.

“Managing Member” means Casablanca Capital I LLC, a Delaware limited liability company, in its capacity as managing member to the Company, and any successor thereto.

“Member” means any Person that is admitted as a member of the Company in accordance with the terms of this Agreement at the time of reference thereto.

“Net Asset Value” means the value of the Assets less the liabilities of the Company, calculated pursuant to Section 14 in accordance with generally accepted accounting principles.

“Net Profit” and “Net Loss” mean for each Accounting Period, an amount equal to the Company’s taxable income or loss for such Accounting Period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a)           Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this definitional Section shall be added to such taxable income or loss;

(b)           Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this definitional Section, shall be subtracted from such taxable income or loss;

(c)           In the event the Adjusted Asset Value of any Company asset is adjusted pursuant to paragraph (b) or (c) under the definition of “Adjusted Asset Value,” the amount of such adjustment shall be taken into account as gain or loss from the disposition of such Company asset for purposes of computing Net Profit or Net Loss;

(d)           Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Adjusted Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Adjusted Asset Value

(e)           In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Accounting Period, computed in accordance with the definition thereof; and

“New Commitment Member” shall have the meaning set forth in Section 7.1(a).

“Nonrecourse Liability” shall have the meaning assigned to it in Treasury Regulations Section 1.704-2(b)(3).

“Notice of Transfer” means a Notice of Transfer in the form of Appendix A, including the certifications forming a part thereof.

“Other Accounts” shall have the meaning set forth in Section 9.11(a).

“Other Activities” shall have the meaning set forth in Section 9.11(a).

“Partnership Minimum Gain” shall have the meaning set forth in Treasury Regulations Section 1.704-2(b)(2).

“Partner Nonrecourse Debt” means any liability of the Company to the extent that (i) the liability is nonrecourse for purposes of Treasury Regulations Section 1.752-1(a)(2) and (ii) a Member (or a person related to such Member within the meaning of Treasury Regulations Section 1.752-4(b)) bears the economic risk of loss under Treasury Regulations Section 1.752-2.

“Partner Nonrecourse Debt Minimum Gain” means minimum gain attributable to Partner Nonrecourse Debt pursuant to Treasury Regulations Section 1.704-2(i)(2).

“Pass-through Entity” shall have the meaning set forth in Section 11(a)(iii).

“Person” means any human being, partnership, limited liability company, corporation, trust or other entity.

“Portfolio Company” means the portfolio company in which the Company plans to make equity and equity-related investments, as described in Appendix D attached hereto.

“Principals” shall mean Donald Drapkin, Douglas Taylor and Francisco D’Agostino.

“Proportionate Investment Cost” means for each Member with respect to each distribution an amount equal to the product of (i) the Per Unit Cost times (ii) the excess of (A) the number of units of the Investment allocated to such Member’s Capital Account immediately after the most recent distribution prior to the distribution in question plus the number of units purchased since such time that have been allocated to such Member’s Capital Account over (B) the number of units allocated to such Member’s Capital Accounts immediately after the distribution in question.  “Per Unit Cost” means the quotient obtained by dividing (iii) the sum of (A) the aggregate cost (including brokerage commissions) of the units of the Investment that are allocated to such Member’s Capital Account immediately prior to the distribution in question and (B) the portion of the Company’s cumulative operational expenses allocated to such Member’s Capital Account with respect to the units that are allocated to such Member’s Capital Account immediately prior to the distribution in question by (iv) the number of units of the Investment allocated to such Member’s Capital Account immediately prior to the distribution in question.

“Secretary of State” means the Secretary of State of the State of Delaware.

 “Securities” means securities of every kind and nature and rights and options with respect thereto, including stock, notes, bonds, debentures, evidences of indebtedness and other business interests of every type, including corporations, partnerships, limited liability companies, joint ventures, proprietorships and other business entities.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder and applicable exemptions granted therefrom, as amended from time to time.

“Shortfall” shall have the meaning set forth in Section 8.4.

“Skadden” shall have the meaning set forth in Section 18.14(a).

“Subscription Agreement” means each subscription agreement and any related supplemental subscription agreement executed by any existing or prospective Member relating to such Member’s investment in the Company.

“Subsequent Drawdown Date” shall have the meaning set forth in Section 7.1(b).

“Substituted Member” means any Person admitted as a Member pursuant to Section 11.

“Tax Distribution” shall have the meaning set forth in Section 8.1(h).

“Tax Matters Member” means the Managing Member in its capacity as the “tax matters partner” pursuant to Section 9.12(a).

“Tax Proceedings” shall have the meaning set forth in Section 9.12(a).

“Term” shall have the meaning set forth in Section 4.

“Transfer” or “Transferred” means, with respect to any legal or beneficial interest in the Company, a direct or indirect sale, transfer, assignment, gift, pledge, hypothecation or other disposition or encumbrance of any nature of or on such interest, whether by operation of law or otherwise (including a transfer as a result of a merger or consolidation involving a Member or a sale of all or substantially all of a Member’s assets).

“Transferee” means, with respect to any legal or beneficial interest in the Company, the Person to whom the Transferor of such interest desires to Transfer or has Transferred such interest.

“Transferor” means, with respect to any legal or beneficial interest in the Company, the Member or other Person desiring to Transfer such interest.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Two-Thirds-in-Interest” shall mean those Members (excluding the Managing Member, the Investment Manager and the Principals and any other Affiliates of the Managing Member and the Investment Manager) whose aggregate interest represents more than sixty-six and two-thirds percent (66 2/3%) of the aggregate Capital Commitments of the Members.

“Unfunded Commitment” means, with respect to any Member as of any date, the amount of such Member’s Capital Commitment minus such Member’s Aggregate Capital Contributions previously made and not returned as Returned Capital.

“USRPHC” shall mean an investment (other than in the Company’s capacity solely as a creditor within the meaning of Treasury Regulations Section 1.897-1(d)) in a Portfolio Company that the Managing Member determines in its sole discretion, at the time of investment, is or is expected to become a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code.

SECTION 2.

LIMITED LIABILITY COMPANY FORMATION AND IDENTIFICATION

2.1 Formation

The Company has been formed as a limited liability company pursuant to the Delaware Act by the filing of the Certificate with the Secretary of State, in accordance with the Delaware Act on October 13, 2010.  The Company is hereby continued under, and its business and affairs shall be conducted in accordance with, the Delaware Act, and this Agreement shall be governed by the laws of the State of Delaware.  Members shall be admitted as Members of the Company upon the Managing Member’s execution of this Agreement as the attorney-in-fact for such Members.  In addition, any Member will be admitted as a Member of the Company upon the execution of a counterpart of this Agreement by such Member.

2.2 Name and Place of Business

The name of the Company shall be “Casablanca Special Opportunities Fund I, LLC” or such other name or names as may be selected by the Managing Member from time to time with written notice given to the Members of such change.  The principal office of the Company shall be at the principal place of business of the Managing Member at 450 Park Avenue, Suite 1403, New York, NY 10022 or other or additional places of business as may be selected from time to time by the Company.

2.3 Records of Members

The addresses and schedules of capital accounts and other matters related to the Members shall be those set forth in the Company records.  A Member may change its address by written notice to the Company, in care of the Managing Member, at the address set forth in Section 2.2.

2.4 Limited Liability Company; Tax Treatment

The Company has been formed as a limited liability company under and pursuant to the Delaware Act.  It is the intent of the Company and its Members that the Company will be treated as a partnership for all U.S. tax purposes. Each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.  In furtherance of the foregoing, the Company will not elect, nor permit any election to be made, to treat the Company as other than a partnership for U.S. federal income tax purposes (as well as for any analogous state or local income tax purposes).  The Members specifically intend and agree that the Company shall not be a partnership (including, but not necessarily limited to, a limited partnership) or any other venture, but a limited liability company under and pursuant to the Delaware Act.  No Member shall be construed to be a partner in the Company or a partner of any Member or other Person in the Company, and the Certificate, this Agreement and the relationships created thereby and arising therefrom shall not be construed to suggest otherwise.  The Members hereby acknowledge and agree that the Investment Manager and any persons that may be appointed by the Investment Manager are “authorized persons” within the meaning of Section 18-204 of the Delaware Act.

SECTION 3.

PURPOSE, NATURE OF BUSINESS AND POWERS

(a) The purposes of the Company and the business to be carried on by it, subject to the limitations contained elsewhere in this Agreement, are (i) to make equity and equity related investments in the Portfolio Company; (ii) to engage in any activities relating to the foregoing; and (iii) engage in any business lawful for a corporation or partnership formed under the laws of the State of Delaware.

(b) The Company shall have the power to do any and all acts necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purposes and business described herein and for the protection and benefit of the Company, and shall have, without limitation, any and all of the powers of a business corporation or partnership organized under the laws of the State of Delaware.

(c) All property owned by the Company, real or personal, tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member, individually, shall have any ownership of such property.

SECTION 4.

TERM

The existence of the Company commenced on the date the Certificate was filed in the Office of the Secretary of State and shall continue in full force and effect, unless dissolved pursuant to Section 16.1, until the first anniversary of the Initial Drawdown Date (such term, being referred to herein as the “Term”).

SECTION 5.

MEMBERSHIP INTERESTS

5.1 Issuance of Interests

(a) Number of Holders.  The aggregate number of Members at no time shall exceed 95 “members”, as determined for purposes of Section 1.7704-1(h) of the Treasury Regulations.

(b) To ensure that Interests are not traded on an established securities market within the meaning of Treasury Regulations Section 1.7704-1(b) or readily tradable on a secondary market or the substantial equivalent thereof within the meaning of Regulations Section 1.7704-1(c), notwithstanding anything to the contrary contained herein,

(i) The Company shall not participate in the establishment of any such market or the inclusion of its Interests thereon, and

(ii) The Company shall not recognize any Transfer made on any market by: (A) redeeming the Transferor Member (in the case of a redemption or repurchase by the Company); or (B) admitting the Transferee as a Member or otherwise recognizing any rights of the Transferee, such as a right of the Transferee to receive Company distributions (directly or indirectly) or to acquire an interest in the capital or profits of the Company.

5.2 Rights of Members

The Interests shall be personal property giving only the rights specifically set forth in this Agreement.  The ownership of the Assets of every description is vested in the Company.  The right to conduct and supervise the conduct of the business of the Company is vested exclusively in the Managing Member (subject to the right of the Managing Member to delegate all or any part of its authority to any person or group of persons), and the Members shall have no interest therein other than the beneficial interest conferred by their Interests, and they shall have no right to call for any partition or division of any property, profits, rights or interests of the Company nor can any Member (other than the Managing Member) be called upon to share or assume any losses of the Company or suffer an assessment of any kind by virtue of their ownership of Interests.

SECTION 6.

REGISTERED OFFICE AND AGENT FOR SERVICE OF PROCESS

The Corporation Trust Company is hereby designated, subject to change by the Managing Member, as the registered office of the Company and as the agent upon whom process issued by authority of or under any law of the State of Delaware may be served.

SECTION 7.

CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS AND ALLOCATIONS

7.1 Capital Contributions of Members

(a) Each prospective subscribing Member, to be admitted as a Member of the Company at the Initial Drawdown Date, must deliver to the Managing Member a completed, executed Subscription Agreement, which must be satisfactory to the Managing Member, and in which, among other things, except to the extent authorized by the Managing Member in writing such prospective Member represents that it is an “accredited investor” as defined in Rule 501(a) under the Securities Act, as amended by the Dodd–Frank Wall Street Reform and Consumer Protection Act and a “qualified client” within the meaning given to such term in Rule 205-3 of the Advisers Act.  On the Initial Drawdown Date, each prospective Member whose subscription has been accepted on or prior to such date shall contribute to the Company such proportion of its Capital Commitment as the Managing Member shall have determined.  The Company may accept additional Capital Commitments (each an “Additional Capital Commitment”) from existing and additional prospective Members who satisfy the requirements set forth in the first two sentences of this Section 7.1(a) until the twelve month anniversary of the Initial Drawdown Date.  If the Company accepts Additional Capital Commitments, each additional prospective Member who makes such Additional Capital Commitment, and each existing Member with respect to any increase in its Capital Commitment, but not with respect to its prior Capital Commitment, will be considered a “New Commitment Member”.

(b) Subsequent to the Initial Drawdown Date, the Company will draw down Capital Commitments and Additional Capital Commitments on multiple Drawdown Dates (each, a “Subsequent Drawdown Date”) pursuant to a Drawdown Notice.

(c) Unfunded Commitments may be called by the Company at any time during the Term in any amount on not less than 3 Business Days’ prior written notice (a “Drawdown Notice”) to the Members; provided, however, that (i) all Capital Contributions for each Investment shall be on a pro rata basis in proportion to the respective Unfunded Commitment of each Member and (ii) all Capital Contributions for purposes other than Investments shall be on a pro rata basis in proportion to each Member’s respective Capital Commitment.  Each Drawdown Notice shall include a statement setting forth (A) the U.S. Dollar amount of such Member’s proportionate share of such drawdown, (B) the date of such drawdown, (C) the bank account of the Company to which such drawdown is to be paid and (D) the anticipated purpose of such drawdown.

(d) If any Member fails to make full payment of any portion of its Capital Commitment or any other payment required hereunder when due (a “Defaulting Member”), the Company shall give such Defaulting Member written notice of its default.  In the event such default shall continue beyond the fifth Business Day following such notice, the Managing Member may, in its sole discretion, (i) choose not to designate a Member as a Defaulting Member, (ii) agree to waive or permit the cure of any default by a Member (and may redesignate a Defaulting Member as a non-Defaulting Member), or (iii) elect to apply (or not apply) all or any combination of the following paragraphs of this Section 7.1(d) to such Defaulting Member, in each case, subject to such conditions as the General Partner and such Member may agree:

(i) The Company may assist the Defaulting Member in finding a buyer for the Defaulting Member’s Interests that will assume the Defaulting Member’s obligations hereunder, subject to the restrictions on transfer contained in Section 11 (in which case such Person shall, as a condition of purchasing such Interests, become a party to this Agreement and assume such Defaulting Member’s obligation to make both defaulted and future Capital Contributions).

(ii) The Company may pursue and enforce all rights and remedies the Company may have against the Defaulting Member, including a lawsuit to collect the overdue amount and the costs (including attorneys’ fees) and expenses of collecting such overdue amount, with interest calculated thereon commencing on the date such Capital Contribution was due at a rate equal to the Base Rate plus four percent (4%) per annum, or, if greater, the annualized rate of total return per Interest over the prior four fiscal quarters (or since commencement of operations if less than four fiscal quarters) (but not in excess of the highest rate per annum permitted by applicable law).

(iii) The Company may offer a Defaulting Member’s Interests to the Members (other than any Defaulting Member), which offer shall be made pro rata in accordance with the non-defaulting Members’ respective Capital Commitments.  The purchase price for such Interests will be determined in the sole discretion of the Investment Manager, except as otherwise required by ERISA, to the extent applicable.  If a non-defaulting Member elects not to purchase all of the Interests offered to it, such unpurchased Interests shall be reoffered pro rata to the non-defaulting Members who have purchased all of the Interests offered to them until either all of such Interests are acquired or no non-defaulting Member wishes to make a further investment.  At the closing of such purchase (on a date and at a place designated by the Company), each purchasing Member shall, as payment in full for the Defaulting Member’s Interests being purchased, assume the portion of the Defaulting Member’s obligation to make both defaulted and future Capital Contributions and other payments pursuant to its Capital Commitment and this Agreement which are commensurate with the portion of the Defaulting Member’s Interests being purchased by such Member.  Upon the closing of such purchase, each purchasing Member shall make a Capital Contribution in an aggregate amount equal to that portion of the assumed Capital Commitment representing the defaulted Capital Commitment of the Defaulting Member, and the balance of the assumed Capital Commitment shall be added to such purchasing Member’s Capital Commitment for all purposes under this Agreement.  The Company shall specify the procedures for making and accepting the offers contemplated by this subparagraph and shall, in its discretion, set time limits for acceptance.  All Capital Contributions made by the purchasing Members shall be “Capital Contributions” made under this Agreement and Interests shall be issued to such Members accordingly.  If all of the Defaulting Member’s Interests are not purchased pursuant to the immediately preceding provisions, the Company may offer any remaining Interests to any other Person on the same terms as originally offered to the Members pursuant to such provisions, subject to the restrictions on transfer contained in Section 11 (in which case such Person shall, as a condition of purchasing such Interests, become a Member party to this Agreement and assume such Defaulting Member’s obligation to make both defaulted and future Capital Contributions).

(iv) The Company may offer to the Members (other than such Defaulting Member) for assumption by the non-defaulting Members such Defaulting Member’s Capital Commitment to make the Defaulting Member’s Capital Contribution which was not made (“Defaulted Commitment”), which offer shall be made pro rata in accordance with the non-defaulting Members’ respective Interests.  If a non-defaulting Member elects not to assume the entire portion of the Defaulted Commitment offered to it, such unassumed Defaulted Commitment shall be reoffered pro rata to the non-defaulting Members who have elected to assume the entire portion of the Defaulted Commitment offered to them until either all of such Defaulted Commitment is assumed or no non-defaulting Member wishes to make a further assumption of the Defaulted Commitment.  At the closing of such offer (on a date and at a place designated by the Company), each assuming Member shall make a Capital Contribution (vi) in an amount equal to that portion of the Defaulted Commitment assumed by it in accordance with the provisions of this subparagraph which is then due or past due.  The Investment Manager shall specify the procedures for making and accepting the offers contemplated by this subparagraph and shall, in its discretion, set time limits for acceptance.  If the entire Defaulted Commitment is not assumed pursuant to the preceding provisions, the Company may offer to any other Person for assumption any remaining portion of the Defaulted Commitment, subject to the restrictions on transfer contained in Section 11 (in which case such third party or parties shall become a party to this Agreement).  All Capital Contributions made by the non-defaulting Members and other Persons pursuant to this subparagraph (v) shall be “Capital Contributions” made under this Agreement, and the Interests of each of such Members and other Persons shall be adjusted accordingly.  Such Defaulting Member’s Capital Commitment shall be reduced by the aggregate amount of Defaulted Commitment assumed by the non-defaulting Members and such other Persons and for which payments have been actually received by the Company.

(v) The Company may reduce (effective on the date of the default) the Defaulting Member’s Unfunded Commitment (to the extent it has not been assumed by another Member or Person) to the amount of Capital Contributions actually made by such Defaulting Member (net of distributions pursuant to Section 8.1), and the aggregate Capital Commitment of such Defaulting Member shall be commensurately reduced; provided, however, that the Capital Commitments of the non-defaulting Members shall not be reduced.

(vi) If the Defaulting Member is an entity formed for the purpose of investing in the Company and such Defaulting Member’s failure to make any portion of a Capital Contribution when required is caused by the failure of one or more of such Defaulting Member’s investors to either (i) make an equity contribution or (ii) deliver payment in exchange for any notes issued to such investor, to such Defaulting Member, the Company may, in its sole discretion, apply the provisions of this Section 7.1(d) to such Defaulting Member’s Interests and/or Capital Commitments on a pro rata basis to appropriately reflect the effect of the failure of such Defaulting Member’s defaulting equity investors in a manner which is equitable to such Defaulting Member’s non-defaulting equity investors.

(e) No consent of any Member shall be required as a condition precedent to any transfer, assignment, assumption or other disposition of a Defaulting Member’s Interests or Capital Commitment, as the case may be, pursuant to Section 7.1(e).  If all of the Defaulting Member’s Interests and its Capital Commitments are purchased in the manner set forth in Section 7.1(e), such Defaulting Member shall cease to be a Member in the Company and shall cease to have the power to exercise any rights or powers of a Member.

7.2 Withdrawal of Capital

No Member shall have any right to withdraw from the Company except in connection with the admission of one or more Transferees of all of such Member’s Interests in the Company.  No Member shall have any right to require the Company to repurchase or redeem all or any portion of its Interests.  Further, no Member shall have any right to withdraw its Capital Commitment.

7.3 Capital Accounts

(a) A capital account (a “Capital Account”) shall be established and maintained for each Member on the Company’s books representing each Member’s respective capital contributions to the Company, as determined by the Managing Member, and such Member’s allocable share of the Company’s Net Profit and from which shall be deducted distributions to such Member of cash or other property, and such Member’s allocable share of the Company’s Net Loss.  Each Capital Account maintained for each Member in accordance with the following provisions.

(b) Each Member’s Capital Account shall be increased by:

(i) The amount of the Member’s cash and the Adjusted Asset Value of any property contributed to the capital of the Company;

(ii) The amount of Net Profit allocated to the Member pursuant to Section 7 hereof; and

(iii) Any other increases required by the Treasury Regulations.

(c) Each Member’s Capital Account shall be decreased by:

(i) The amount of Net Loss allocated to the Member pursuant to Section 7 hereof;

(ii) All amounts paid or distributed in cash to the Member pursuant to Section 8 hereof, other than amounts required to be treated as a payment for property or services under the Code;

(iii) The Adjusted Asset Value of any property distributed in kind to the Member (net of any liabilities secured by such distributed property that such Member is considered to assume or take subject to for purposes of Section 752 of the Code); and

(iv) Any other decreases required by the Treasury Regulations.

(d) In determining the amount of any liability for purposes of Sections 7.3 hereof, there shall be taken into account Code Section 752 and any other applicable provisions of the Code and any Treasury Regulations promulgated thereunder.

(e) Members’ Capital Accounts may, in the Managing Member’s sole discretion, be adjusted in accordance with, and upon the occurrence of an event described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f), including but not limited to the addition of new Members pursuant to Section 7.1 hereof or the receipt of additional capital contributions pursuant to Section 7.1 hereof, to reflect a revaluation of the Company’s assets and liabilities on the Company’s books.

(f) All provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b)(2)(iv), as amended, and shall be interpreted and applied in a manner consistent with such Treasury Regulations.  The Managing Member, in its sole discretion, shall make any modifications it deems appropriate in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations under Section 704 of the Code.

7.4 Allocations in General

Company income, gain, loss and expense shall be allocated to the Capital Accounts of the Members in accordance with Sections 7.5-7.9.

7.5 Allocation of Investments, Net Profit and Net Loss

(a) All units of the Investment purchased by the Company during each Accounting Period shall be price averaged (including any transactions in cash) and allocated to the Capital Accounts of the Members who have made Capital Contributions at such time in proportion to the Capital Contributions of the Members used to make such purchases. The portion of the Capital Contribution of each Member used to make purchases during a particular Accounting Period shall be equal to, for each purchase, the amount purchased by all Members multiplied by a fraction, the numerator of which is the amount of cash allocable to the Capital Account of such Member at the beginning of such Accounting Period and the denominator of which is the aggregate amount of cash allocable to the Capital Accounts of all Members at the beginning of such Accounting Period.  All units of the Investment sold or distributed by the Company during each Accounting Period shall be deducted from each Member’s Capital Account in the same proportion as the number of units of the Investment allocated to such Member’s Capital Account immediately prior to the time as of which such sale or distribution is made bears to the number of units of the Investment allocated to the Capital Accounts of all Members immediately prior to the time as of which such sale or distribution is made.

(b) Except as otherwise provided in this Agreement, Net Profit, Net Loss and, to the extent necessary, individual items of income, gain, credit, loss or deduction, of the Company shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to the distributions that would be made to such Member pursuant to Section 8.1 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Adjusted Asset Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Adjusted Asset Value of the assets securing such liability), and the net proceeds of the Company were distributed in accordance with Section 8.1 to the Members immediately after making such allocation, minus such Member’s share of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

(c) The parties hereto acknowledge and agree that the purpose of the allocations set forth in this Section 7.5 is to allocate Net Profit and Net Loss among the Members in a manner that conforms, as closely as possible, to the manner in which amounts would be distributed among the Members pursuant to Section 8.1.  In all events, the basic economic arrangement of the Members set forth in Section 8.1 shall be controlling.

7.6 Corrective Adjustments

If, for any reason, allocations of Net Profit and Net Loss (or any item of income, gain, loss or expense taken into account in determining Net Profit and Net Loss) do not correspond to distributions of cash or other property made or required to be made by the Company pursuant to Section 8 (due, for example, to events occurring between the time that such allocations are made and the time that the related distributions are made), then the Managing Member shall allocate Net Profit and Net Loss (and, if necessary, items of Company income (including gross income), gain, loss and expense taken into account in determining Net Profit and Net Loss) and any other items of Company income, gain, loss and expense recognized in subsequent Accounting Periods among the Members in such a manner as shall, in the Managing Member’s reasonable discretion, eliminate as rapidly as possible the disparity between the prior allocations of Net Profit and Net Loss (or items taken into account in determining Net Profit and Net Loss), on the one hand, and those non-corresponding distributions, on the other hand.  In all cases, any corrective adjustments made pursuant to this Section 7.6 shall be controlled by the economic arrangement of the Members set forth in Section 8.

7.7 Special Allocations

 (a) Notwithstanding any other provision of this Agreement, (a) “partner nonrecourse deductions” (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each period to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i), and (b) “nonrecourse deductions” (as defined in Treasury Regulations Section 1.704-2(b)) and “excess nonrecourse liabilities” (as defined in Treasury Regulations Section 1.752-3(a)), if any, of the Company shall be allocated to the Members in accordance with their respective interests in the Company.

 (b) This Agreement shall be deemed to include “qualified income offset,” “minimum gain chargeback” and “partner nonrecourse debt minimum gain chargeback” provisions within the meaning of Treasury Regulations under Section 704(b) of the Code. Accordingly, notwithstanding any other provision of this Agreement, items of gross income shall be allocated to the Members on a priority basis to the extent and in the manner required by such provisions.

 (c) To the extent that Net Losses or items of loss or deduction otherwise allocable to a Member hereunder would cause such Member to have an Adjusted Capital Account Deficit as of the end of the taxable year to which such Net Losses, or items of loss or deduction, relate (after taking into account the allocation of all items of income and gain for such taxable period), such Net Losses, or items of loss or deduction, shall not be allocated to such Member and instead shall be allocated to the Members in accordance with Section 7.5 as if such Member were not a Member.

 (d) Syndication and organization expenses as defined in Section 709 of the Code shall be allocated to the Members’ Capital Accounts based upon the manner deemed equitable by the Managing Member.

7.8 Allocation of Taxable Income and Loss

(a) Each item of income, gain, loss or deduction recognized by the Company shall be allocated among the Members for U.S. federal, state and local income tax purposes in the same manner that each such item is allocated to the Members’ Capital Accounts or as otherwise provided herein, provided that the Managing Member may adjust such allocations as long as such adjusted allocations have substantial economic effect or are in accordance with the interests of the Members of the Company, in each case within the meaning of the Code and the Treasury Regulations.

(b) All matters concerning the computation of Capital Accounts, the allocation of Net Profit (or items thereof), Net Loss (or items thereof), for Capital Account purposes, the allocation of items of Company income, gain, loss, deduction and expense for tax purposes and the adoption of any tax elections, accounting methods or procedures not expressly provided for by the terms of this Agreement shall be determined by the Managing Member in its sole and absolute discretion.  Such determinations shall be final and conclusive as to all the Members.

7.9 Allocation of Income and Loss in Respect of Transferred Interests.

The Managing Member is authorized to adopt in its sole and absolute discretion any convention or combination of conventions likely to be upheld for U.S. federal income tax purposes regarding the allocation and/or special allocation of items of Company income, gain, loss, deduction and expense with respect to a newly issued Interest or a Transfer of an Interest.  Upon admission of any Substituted Member, such Substituted Member shall succeed to the Capital Account of the transferor Member to the extent it relates to the transferred Interest(s).

SECTION 8.

DISTRIBUTIONS

8.1 Distributions

(a) From time to time, the Managing Member will determine the amount of distributions to be made of all or any portion of the Company’s assets, in each case to the extent permitted by any other agreements to which the Company is subject.

(b) Distributions shall be made at such times as the Managing Member in its sole discretion may determine, but in any case within 45 days of receipt of cash by the Company in respect of its Investments.  Distributable amounts attributable to the Investment shall initially be apportioned among the Members in proportion to the number of units of the Investment allocated to each Member’s respective Capital Account.  Subject to Section 8.1(h) on a distribution by distribution basis, such apportioned amounts shall be reapportioned and distributed to each Member in the following order of priority after taking into account all prior distributions to such Member:

(i) Return of Cumulative Proportionate Investment Cost: 100% to each Member until such Member has received its cumulative Proportionate Investment Cost in respect of the portion of the Investment distributed in kind or sold and the proceeds of sale (together with any other income) distributed; and

(ii) 80/20 Share: thereafter, 80% to such Member and 20% to the Managing Member.

(c) Subject to Sections 7.1(d), and 16.4, a Member’s Capital Contribution not attributable to an Investment or attributable to expenses related to an Investment may be distributed to Members as determined in good faith by the Managing Member.  For the avoidance of doubt, distributions pursuant to this Section 8.1(c) shall be made at the sole discretion of the Managing Member, without application of Section 8.1(b) and shall decrease a Member’s Capital Contribution for purposes of the Advisory Fee.

(d) Any distribution by the Company pursuant to the terms of this Section 8.1 or Section 16 to the Person shown on the Company’s records as a Member or to such Person’s legal representatives, or to the assignee of the right to receive such distributions as provided herein, shall relieve the Company and the Managing Member of all liability to any other Person who may be interested in such distribution by reason of any other assignment or Transfer of such Member’s Interest for any reason (including an assignment or Transfer thereof by reason of death, incompetence, bankruptcy or liquidation of such Member).

(e) Notwithstanding any provision to the contrary contained in this Agreement, the Company, and the Managing Member on behalf of the Company, shall not make a distribution to any Member on account of its Interests if such distribution would violate Section 18-607 of the Delaware Act or other applicable law.

(f) Notwithstanding the foregoing provisions of this Section 8.1 (or any other provision hereof), the Managing Member may set aside reasonable reserves for anticipated liabilities, obligations or commitments of the Company.

(g) The Managing Member, in its sole discretion, may distribute to any Member that is an Affiliate amounts which would otherwise be distributed to the Managing Member in accordance with Section 8.1(b)(ii) in respect of such Member’s Interests.

(h) As soon after the close of each quarter of each Fiscal Year as is practicable and after taking into account any distributions made pursuant to the other provisions of this Agreement with respect to such Fiscal Year, the Company shall make a cash distribution (a “Tax Distribution”) to the Managing Member in an amount equal to the excess, if any, of (i) the Hypothetical Tax Amount with respect to the Managing Member for such quarter of such Fiscal Year over (ii) the amount of any distributions made pursuant to this Agreement (other than pursuant to this Section 8.1(h)) with respect to the Managing Member for such Fiscal Year.  All distributions under this Section 8.1(h) shall be treated as distributions to the Managing Member for all purposes of this Agreement (including Sections 8.1 and 16.4).

8.2 Interest

No interest shall be paid to any Member on account of its interest in the capital of or on account of its investment in the Company.

8.3 Withholding

(a) The Company shall comply with withholding requirements under U.S. federal, state and local law and shall remit amounts withheld to and file required forms with the applicable jurisdictions.  To the extent the Company is required to withhold and pay over any amount to any authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution by the Company to such Member in the amount of the withholding. To the extent that such payment exceeds the cash distribution that such Member would have received but for such withholding, the Managing Member shall notify such Member as to the amount of such excess and such Member shall make a prompt payment to the Company of such amount by wire transfer, which payment shall not constitute a Capital Contribution and, consequently, shall not reduce the Unfunded Commitment or increase the Capital Account of such Member. Each Member shall, to the fullest extent permitted by applicable law, indemnify and hold harmless the Company and the Indemnified Persons in each case where such Person is or is deemed to be the responsible withholding agent for U.S. federal, state or local or non-U.S. income tax purposes against all claims, liabilities and expenses of whatever nature relating to the Company’s or such Indemnified Person’s obligation to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by the Company with respect to such Member or as a result of such Member’s participation in the Company. If, pursuant to a separate indemnification agreement or otherwise, the Company shall indemnify or be required to indemnify any Indemnified Person against any claims, liabilities or expenses of whatever nature relating to such Indemnified Person’s obligation to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by such Indemnified Person as a result of any Member’s participation in the Company, such Member shall pay to the Company the amount of the indemnity paid or required to be paid.

(b) As and when requested by a Member, the Managing Member shall, at such Member’s expense, use its reasonable best efforts to assist such Member in recovering, to the extent permitted by applicable law, any tax withheld by any jurisdiction outside of the United States or any political subdivision thereof as a result of its investment in the Company.

(c) Any withholdings referred to in this Section 8.3 shall be made at the maximum applicable statutory rate under the applicable tax law unless the conditions in this Section 8.3(c) are satisfied.  The Managing Member shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption.  To the extent that a Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax (and the Managing Member agrees in writing, in its sole discretion, to apply for such a reduced rate or exemption) pursuant to an applicable income tax treaty, or otherwise, the Member shall furnish the Managing Member with such information and forms as such Member may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents.  Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify the Company and each of the Members from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

(d) Each Member shall furnish the Managing Member with such information and forms as the Managing Member may deem necessary to comply with any of the requirements of Sections 1471 through 1474 of the Code and any regulations promulgated thereunder or administrative interpretations thereof.  Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate.  To the extent that any tax (including any withholding tax and any related interest, penalties or other additions to tax) is imposed on or payable by the Company or any investment vehicle as a result of the failure by a Member to promptly provide such requested information, the Company shall be entitled to reduce any allocations and/or distributions under Section 7 and/or Section 8 to such Member by such amounts.

8.4 Clawback

(a) If, as of the date of the dissolution of the Company, either (i) the amount of distributions made to a Member (other than the Managing Member) pursuant to Section 8.1(b) is less than the amount of distributions, in the aggregate, which would be made to such Member in accordance with Section 8.1(b) taking into account the overall results of the Company, or (ii) the amount distributed to the Managing Member pursuant to Section 8.1(b)(ii) in respect of amounts apportioned to such Member exceeds 20% of the aggregate distributions made to such Member and the Managing Member pursuant to Section 8.1(b)(ii) (the amount of the greater of such differences, the “Shortfall”), then within ninety (90) days after the date of dissolution of the Company the Managing Member shall contribute to the Company the lesser of (x) such Shortfall, and (y) the cumulative amount distributed to the Managing Member’s Capital Account in respect of such Member, provided that, in each such case, the aggregate maximum amount that the Managing Member is so required to contribute to the Company pursuant to this Section 8.4 in respect of all Members shall not exceed the sum of the after tax amount that the Managing Member (or its shareholders or other ultimate taxpayer) would be deemed to have received pursuant to Sections 8.1(b)(ii).  For the avoidance of doubt, any returns of distributions made pursuant to Section 9.9(h) will be taken into account in computing the amount of distributions for purposes of this Section 8.4.

SECTION 9.

MANAGEMENT, MANAGING MEMBER, INVESTMENT MANAGER

9.1 Management Generally

The management of the Company shall be vested exclusively in the Managing Member, which shall have all of the power and authority of a “manager” of the Company within the meaning of the Delaware Act, including the authority to appoint officers and to authorize persons to act on behalf of the Company and engage third parties to provide services to the Company and to perform any permissible activity and is further authorized to delegate such power and authority to such officers or authorized Persons as it determines to be appropriate.

9.2 Duties and Obligations of the Managing Member with Respect to the Administration of the Company

The Managing Member agrees to furnish office facilities and equipment and clerical, bookkeeping and administrative services (other than such services, if any, provided by the Company’s custodian and other service providers) to the Company.  To the extent requested by the Company, the Managing Member agrees to provide or engage a third party to provide the following administrative services:

(a) provide information relating to, and oversee the determination by others of, the Company’s net asset value in accordance with the Company’s valuation policy;

(b) oversee the maintenance of the books and records of the Company by others;

(c) oversee the preparation and filing by others of the Company’s federal, state and local income tax returns and any other required tax returns or reports;

(d) review and supervise the preparation of information for the Company’s quarterly and annual reports and other communications with Members required or otherwise to be sent to Members;

(e) review calculations of fees paid to the Company’s service providers;

(f) consult with the Company’s independent accountants, legal counsel, custodian and other service providers in establishing the accounting policies of the Company and monitor financial and shareholder accounting services;

(g) review the amounts available for distribution by the Company to its Members;

(h) review distribution notices to Members;

(i) review such information and reports as may be required by any lenders from which the Company may borrow funds;

(j) coordinate with the Company’s custodian, counsel, auditors and other service providers regarding the business and operations of the Company;

(k) respond to, or refer to the Company’s officers, Member (including any potential Member) inquiries relating to the Company; and

(l) provide the Company with assistance in processing Subscription Agreements and/or transfer applications for the Interests, including assistance in determining whether such Subscription Agreements, applications to transfer and prospective or existing Members of the Company satisfy applicable requirements under this Agreement.

All services are to be furnished through the medium of any officers and other authorized persons of the Company or employees of the Managing Member or its affiliates as the Managing Member deems appropriate in order to fulfill its obligations hereunder.

The Company will reimburse the Managing Member or its affiliates for all reasonable out-of-pocket expenses incurred by them in connection with the performance of the administrative services described in this Section 9.2 to the maximum extent permitted under the United States Department of Labor regulation promulgated at 29 C.F.R. Section 2550.408b-2(e)(3), to the extent applicable.

9.3 General Duties Delegated to the Investment Manager by the Managing Member

(a) Pursuant to the right of the Managing Member to delegate all or any part of its authority to any person or group of persons, the Managing Member hereby appoints the Investment Manager as the investment advisor on its behalf and the Investment Manager agrees to act as the investment advisor to the Company with respect to the investment of the Company’s Assets.  Subject to the direction and control of the Managing Member and subject to and in accordance with the terms of this Agreement, the Investment Manager agrees to supervise and direct the investment and reinvestment of the Assets and perform the duties set forth herein, and shall perform on behalf of the Company those investment and leverage related duties and functions of the Company as shall be delegated from time to time to the Investment Manager by the Managing Member.  The Investment Manager is hereby granted, and shall have, full power to take all actions and execute and deliver all necessary and appropriate documents and instruments on behalf of the Company in accordance with this Agreement.  The Investment Manager shall comply in all material respects with all applicable federal and state laws and regulations and the applicable provisions of this Agreement in performing its duties under this Agreement.  The Investment Manager hereby agrees to accept the Advisory Fee as compensation for its services.  The Investment Manager, in its sole discretion, may waive all or any portion of the Advisory Fee with respect to any Member who is an Affiliate.  Except as provided in this Agreement, the Investment Manager shall be responsible for the compensation of its employees.

(b) Subject to the foregoing and the other provisions of this Agreement, and subject to the direction and control of the Managing Member, the Managing Member hereby appoints the Investment Manager as the Company’s agent and attorney-in-fact with authority to negotiate, execute and deliver all documents and agreements on behalf of the Company and to do or take all related acts, with the power of substitution, to acquire, dispose of or otherwise take action with respect to or affecting the Investments, including, without limitation:

(i) identifying and originating Investments to be made or purchased by the Company, selecting the dates for such investments or purchases, and making or purchasing or directing the making or purchasing of such Investments on behalf of the Company;

(ii) identifying Investments owned by the Company to be sold by the Company, selecting the dates for such sales, and selling such Investments on behalf of the Company;

(iii) negotiating and entering into, on behalf of the Company, documentation providing for the making of, purchase and sale of Investments, including without limitation, confidentiality agreements and commitment letters;

(iv) structuring the terms of, and negotiating, entering into and/or consenting to, on behalf of the Company, documentation relating to Investments to be made, purchased, acquired, held, exchanged or sold by the Company, including credit agreements, collateral documents, stock and asset purchase and sale agreements, shareholder agreements, warrant agreements, court orders relating thereto, and any amendments, waivers (including waivers of payment defaults), modifications or supplements with respect to such documentation;

(v) exercising, on behalf of the Company, rights and remedies associated with Investments, including by way of illustration only, and without limitation, rights to file a petition or join in a petition to commence a bankruptcy case for an obligor or issuer, to vote to accelerate the maturity of an Investment, to initiate enforcement and foreclosure proceedings with respect to collateral securing an Investment, to bid or credit bid, or vote to bid or credit bid, to purchase assets owed by an obligor or issuer with respect to an Investment, to initiate, pursue and defend litigation in any matter involving an Investment, to file motions and pleadings and otherwise appear and be heard on any matter in any bankruptcy case involving an Investment and to take any other action which the Investment Manager deems necessary or appropriate in its discretion in connection with any restructuring, reorganization or other similar transaction or plan involving an obligor or issuer with respect to an Investment;

(vi) responding to any offer in respect of Investments by tendering the affected Investments, declining the offer, or taking such other actions as the Investment Manager may determine;

(vii) exercising all voting, consent and similar rights of the Company on its behalf and advising the Company with respect to matters concerning the Investments;

(viii) advising and assisting the Company with respect to the valuation of the Assets;

(ix) retaining legal counsel and other professionals (such as financial advisers) to assist in the structuring, negotiation, documentation, administration, modification, restructuring and enforcement of Investments; and

(x) providing the Company with assistance in processing Subscription Agreements and/or transfer applications for the Interests, including assistance in determining whether such Subscription Agreements and transfer applications and prospective or existing Members of the Company satisfy applicable requirements under this Agreement.

(c) The Investment Manager shall give the Company the benefit of its best judgment and shall act in good faith in rendering services under this Agreement.

(d) The Investment Manager may perform its obligations under this Agreement itself, through its affiliates, by retaining third party consultants, and/or by retaining third party sub-advisors; provided that the Investment Manager shall pay the compensation, if any, related to any third party sub-advisors.  If the Investment Manager is to provide the Company with any service under this Agreement through affiliates, the identity of such affiliate shall be provided to the Company.

(e) To the best of the Investment Manager’s knowledge, there is not pending or threatened any action, suit, proceeding, inquiry or investigation, to which the Investment Manager is a party, or to which the property of the Investment Manager is subject, before or brought by any court or governmental agency or body, domestic or foreign, which might reasonably be expected to result in a material adverse change to the financial condition or earnings of the Investment Manager or to materially and adversely affect the properties or assets of the Investment Manager or to materially impair or adversely affect the ability of the Investment Manager to function as an investment adviser or perform its obligations under this Agreement.  To the best of the Investment Manager’s knowledge, there is not pending or threatened any action, suit, proceeding, inquiry or investigation to which the Company is a party or to which the property of the Company is subject, before, or brought by any court or governmental agency or body, domestic or foreign.

9.4 Limitations Relating to Investments

(a) Subject to the requirements of applicable law, the Company will restrict its purchases to the following items):

(i) equity and equity related investments in the Portfolio Company, as disclosed in Appendix D;

(b) The Company may purchase Investments with Other Accounts on a pari passu basis allocated pro rata among the Company and the Other Accounts based on available capital as determined by the Investment Manager.

(c) The Managing Member and the Investment Manager shall use reasonable efforts to manage the affairs of the Company and Investments in such a manner so as to avoid generating any “unrelated business taxable income” within the meaning of Section 512 of the Code; provided, however, in certain circumstances an investment in the Company by a Member may generate “unrelated business taxable income” for such Member.

(d) This Section 9.4 shall not restrict actions permitted under Section 9.3.

9.5 Investment Opportunities; Restrictions

(a) Except in connection with any transaction executed in accordance with the Investment Company Act, the Company shall not purchase or otherwise acquire any Securities from, transfer any assets to, or enter into any other transaction with, a Principal, the Managing Member, the Investment Manager or their respective Affiliates; provided, however, that such transaction is in compliance with ERISA, to the extent applicable.

9.6 Expenses of the Company

(a) To the maximum extent permitted by ERISA, to the extent applicable, the Company shall have power to incur and pay out of the Assets or income of the Company any expenses necessary or appropriate to carry out any of the purposes of this Agreement and the business of the Company.

(b) To the maximum extent permitted by ERISA, to the extent applicable, the Company shall pay, and shall reimburse the Managing Member and the Investment Manager and each of their respective Affiliates for, any costs and expenses that are incurred in the offering of Interests in, financing or operation of the Company, including, without limitation, the Advisory Fees and other costs and expenses specified herein to be paid by the Company; fees and expenses of offering Interests, preferred interests or debt instruments and enhancing or assuring the credit quality thereof; fees and expenses relating to short-term investments of cash and investments in the Portfolio Company including the structuring, negotiation, acquisition, syndication, holding, restructuring, recapitalization and disposition thereof or relating to proposed portfolio investments which are not consummated; reasonable premiums for insurance protecting the Company, the Managing Member, the Investment Manager, any of their respective Affiliates and any of their respective employees and agents; legal, compliance, administrative, custodial and accounting expenses; auditing expenses; appraisal expenses; expenses relating to organizing companies through or in which investments in the Portfolio Company will be made; expenses incurred in maintaining the places of business of the Company; costs and expenses of preparing and maintaining the books and records of the Company and entities through which it invests; costs and expenses that are classified as extraordinary expenses under generally accepted accounting principles; taxes or other governmental charges payable by the Company or any company through which it invests; costs and expenses incurred in connection with any actual or threatened litigation, and any judgments or settlements paid in connection with litigation, involving the Company or any company through which it invests, a Portfolio Company or a Person entitled to indemnification from the Company; expenses (including legal fees and expenses) incurred in connection with the bankruptcy or reorganization of the Portfolio Company; costs of reporting to the Members, creditors and regulatory authorities; costs of responding to regulatory inquiries; costs of Member meetings and the solicitation of Member consents; costs incurred in valuing assets; costs of winding up and liquidating the Company or any company through which it invests; and expenses incurred in connection with a Member that defaults in respect of a Capital Contribution or any payment due to the Company.

(c) The Investment Manager shall be responsible for all legal, tax, accounting and other expenses (including organizational expenses) incurred in connection with the formation and organization of the Company and the structuring and negotiation of this Agreement and related matters.

9.7 Members’ Consent

To the fullest extent permitted by law, each Member hereby consents to the exercise by the Managing Member and the Investment Manager of the powers conferred on them by or pursuant to this Agreement.

9.8 Exculpation

No Member shall be subject in such capacity to any personal liability whatsoever to any Person in connection with the Assets or the acts, obligations or affairs of the Company.  Except as otherwise required by law, the Managing Member, the Investment Manager and their Affiliates, or any officer, director, member, manager, employee, stockholder, representative or agent of any such Person (each an “Indemnified Person”, and collectively, the “Indemnified Persons”) shall not be liable, responsible or accountable in damages or otherwise to the Company, any Member or any other Person for any loss, liability, damage, settlement cost, or other expense (including attorneys’ fees) incurred by reason of any act or omission or any alleged act or omission performed or omitted by such Indemnified Person in connection with the establishment, management or operations of the Company or the management of the Assets (including in connection with serving on any creditors’ committee or board of directors for the Portfolio Company), except that the foregoing exoneration shall not extend to any such Indemnified Person if such act or failure to act arises out of the bad faith, willful misfeasance, gross negligence or reckless disregard of such Person’s duty to the Company or such Member, as the case may be, or any final criminal conviction of such Indemnified Person  for a criminal act relating to this Agreement or the performance of Other Activities unless such Indemnified Person had no reasonable expectation that such act was illegal at the time it was committed (such conduct, “Disabling Conduct”).  Subject to the foregoing, all such Persons shall look solely to the Assets (including, without limitation, the Unfunded Commitments) for satisfaction of claims of any nature arising in connection with the affairs of the Company.  If any Indemnified Person is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, such Indemnified Person shall not, on account thereof, be held to any personal liability.

9.9 Indemnification; No Duty of Investigation; Reliance on Experts

(a) To the fullest extent permitted by applicable law, each of the Indemnified Persons shall be held harmless and indemnified by the Company (out of the Assets, including, without limitation, the Unfunded Commitments and not out of the separate assets of any Member) against any claims, demands, costs, liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees incurred by such Indemnified Person (“Losses”) in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which such Indemnified Person may be or may have been involved as a party or otherwise or with which such Indemnified Person may be or may have been threatened, while acting in such Person’s capacity as an Indemnified Person, provided, however, to the fullest extent permitted by applicable law, that an Indemnified Person shall not be indemnified hereunder if there has been a determination by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification was brought that such Losses have been primarily attributable to such Indemnified Person’s Disabling Conduct.  All determinations to make advance payments in connection with the expense of defending or settling any action, suit or other proceeding, whether civil or criminal, shall be authorized and made in accordance with the immediately succeeding paragraph (b) below.  Notwithstanding the foregoing, the Managing Member shall notify the Members promptly upon becoming aware of any pending lawsuit or legal claim, or threatened lawsuit or legal claim, in which the Managing Member, the Company or the Investment Manager is a named party and which, if adversely determined, would be reasonably likely to materially and adversely affect the Company.

(b) The Company shall make advance payments in connection with the expenses of defending any action, suit or other proceeding with respect to which indemnification might be sought hereunder if the Company receives a written affirmation by the Indemnified Person of the Indemnified Person’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Company unless it is subsequently determined that he is entitled to such indemnification; provided, that no advancement shall be made to the extent that the dispute is between the Managing Member and the Investment Manager, including the respective equity holders and Affiliates thereof.

(c) The rights accruing to any Indemnified Person under these provisions shall not exclude any other right to which such Indemnified Person or member may be lawfully entitled.

(d) Notwithstanding the foregoing, subject to any limitations provided by this Agreement, the Company shall have the power and authority to indemnify Persons providing services to the Company to the full extent provided by law and consistent with law.

(e) No purchaser, lender, transfer agent or other person dealing with the Managing Member or any officer, employee or agent of the Company shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of said officer, employee or agent.  Every obligation, contract, undertaking, instrument, certificate, Interest and security of the Company, and every other act or thing whatsoever executed in connection with the Company shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as the Managing Member or officers, employees or agents of the Company.  The Company may maintain insurance for the protection of the Assets, its Members, officers, employees or agents to cover possible liability to the full extent permitted by law.

(f) Each Indemnified Person shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Company, upon an opinion of counsel, or upon reports made to the Company by any of the Company’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Managing Member, officers or employees of the Company.  Unless there is a specific finding by a court of competent jurisdiction that the conduct of an Indemnified Person constitutes Disabling Conduct (or where such a finding is an essential element of a judgment or order), the termination of any action, suit or proceeding by judgment, order or settlement, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption for the purposes of this Section 9.9 or Section 9.10 that such Indemnified Person’s conduct was Disabling Conduct.

(g) Any Indemnified Person entitled to indemnification from the Company hereunder shall first seek recovery under any other indemnity (other than indemnities provided by other Indemnified Persons) or any insurance policies by which such Indemnified Person is indemnified or covered, as the case may be, but only to the extent that the indemnitor with respect to such indemnity or the insurer with respect to such insurance policy provides (or acknowledges its obligation to provide) such indemnity or coverage on a timely basis, as the case may be, and, if such Indemnified Person is other than the Managing Member, such Indemnified Person shall obtain the written consent of the Managing Member prior to entering into any compromise or settlement which would result in an obligation of the Company to indemnify such Indemnified Person; and if liabilities arise out of the conduct of the affairs of the Company and any other Indemnified Person for which such Indemnified Person entitled to indemnification from the Company hereunder was then acting in a similar capacity, the amount of the indemnification provided by the Company shall be limited to the Company’s proportionate share thereof as determined in good faith by the Managing Member.

(h) If Company assets are insufficient to fulfill an indemnity obligation of the Company pursuant to this Section 9.9, prior to the termination of the Company the Managing Member may require each Member to contribute capital to the Company in an amount up to such Member’s Unfunded Commitment, if any.  In the event that the Members are required to contribute capital to the Company pursuant to this Section 9.9(h), such amount shall be reduced by the amount by which distributions to the Managing Member after giving effect to distributions out of the contributions required by this Section 9.9(h) would be more than its entitlement pursuant to Section 8.1(b).

9.10 Alternative Sources

Without limiting the generality of any other provision of this Section 9.10, each Indemnified Person shall be obligated to use reasonable efforts to seek alternative sources of payment (other than the Company) for amounts that would otherwise be eligible for indemnity under this Section 9.10, including, without limitation, insurance or indemnity arrangements available through the Company’s Portfolio Company; provided, that the foregoing shall in no way require an Indemnified Person to seek such other source of payment prior to receiving indemnity hereunder.

9.11 Certain Other Activities

(a) The Managing Member and the Investment Manager and their respective Affiliates (collectively, the “Manager Affiliates”) may manage funds and accounts other than the Company (“Other Accounts”) that invest in assets eligible for purchase by the Company.  To the maximum extent permitted by ERISA, to the extent applicable, the Manager Affiliates are in no way prohibited from spending, and may spend, substantial business time in connection with other businesses or activities, including, but not limited to, managing Other Accounts, managing investments, advising or managing entities whose investment objectives are the same as or overlap with those of the Company, participating in actual or potential Investments of the Company or any Member, providing consulting, merger and acquisition, structuring or financial advisory services, including with respect to actual, contemplated or potential Investments of the Company, or acting as a director, officer, manager, member or creditors’ committee member of, or adviser to, or participant in, any corporation, company, limited liability company, trust or other Person (the “Other Activities”); provided that prior to dissolution of the Company, the Investment Manager and its members shall devote substantially all of their respective business time and effort to managing (i) the activities, including non-investment activities, of the Company, (ii) the activities, including non-investment activities, of Other Accounts or funds co-managed by the Investment Manager, including the marketing of new funds and accounts managed or co-managed by the Investment Manager and (iii) the operations and activities of the Investment Manager and its affiliates. Neither the Company nor any Member shall, by virtue of this Agreement, have any right, title or interest in or to the businesses or activities permitted by this Section 9.11 or in or to any fees or consideration derived therefrom.  Allocation of Investments or opportunities among the Company and Other Accounts will be made pursuant to the Investment Manager’s allocation policy in effect from time to time.

9.12 Tax Matters

(a) The Managing Member is hereby designated the “tax matters partner” for purposes of Section 6231(a)(7) of the Code and Treasury Regulations Section 301.6231(a)(7)-2. Each Member hereby consents to such designation and agrees that (i) upon the request of the Managing Member, it will execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent, and (ii) any action taken by the Tax Matters Member in connection with administrative and/or judicial proceedings for the adjustment of “partnership items” (as defined in Section 6231(a)(3) of the Code and the Treasury Regulations promulgated thereunder, or corresponding provisions of state, local or other tax law) at the Company level (“Tax Proceedings”) will, to the extent permitted by law, be binding upon such Member.

(b) The Tax Matters Member shall have the right to file all necessary reports relating to any withholding or payment in connection with Section 8.3, as may be required by law or as the Tax Matters Member deems appropriate. Each Member shall indemnify the Company and the Tax Matters Member and hold each of them harmless from any liability with respect to any taxes, penalties or interest required to be withheld or paid to any taxing authority by the Company or the Tax Matters Member for or on behalf of such Member or with respect to such Member’s Interests (but only to the extent such indemnification is not duplicative of amounts such Member is required to pay or contribute to the Company pursuant to Section 8.3).

(c) Any Member that is a partnership (or that is treated as a partnership for federal income tax purposes) will promptly notify the Company in writing upon any of the following occurrences:

(i) any event, such as a sale or exchange of an interest in such Member, that will result in an adjustment to the basis of the assets of such Member under Section 743(b) of the Code pursuant to an election under Section 754 of the Code;

(ii) any event, such as a distribution of cash or other property by such Member, that will result in an adjustment to the basis of such Member’s assets under Section 734(b) of the Code pursuant to an election under Section 754 of the Code; or

(iii) any event that will result in the termination of such Member as a partnership pursuant to Section 708(b)(1)(B) of the Code.

(d) The Tax Matters Member shall have the right to make such elections under the tax laws of the United States, the several states and other relevant jurisdictions as to the treatment of items of Company income, gain, loss, deduction and credit and as to all other relevant matters as it believes necessary, appropriate and desirable.

(e) The Tax Matters Member shall have the right to make or petition to revoke (as the case may be) the election referred to in Section 754 of the Code; it being understood that the Tax Matters Member, as of the date hereof, does not intend to make such election but may in the future choose to do so in its sole discretion.

(f) The Tax Matters Member shall keep the Members informed of all Tax Proceedings.  Without limiting the generality of the foregoing sentence, after receiving any written notice of the time and place of a meeting or other proceeding from the Internal Revenue Service or any other taxing authority regarding a Tax Proceeding, the Managing Member shall provide the Members with notice of such meeting or proceeding within a commercially reasonable time prior to such meeting or proceeding, and, as soon as practicable thereafter, the Managing Member shall furnish a copy of such written communication or notice, or inform the Investor in writing of the substance of any such written communication.

(g) Each Member shall notify the Managing Member in a timely manner of its intention to (i) file a notice of inconsistent treatment under Section 6222(b) of the Code; (ii) file a request for administrative adjustment of Company items; (iii) file a petition with respect to any Company item or other tax matters involving the Company; or (iv) enter into a settlement agreement with the Secretary of the Treasury with respect to any Company items. After any such notification the Managing Member, if it agrees with such Member’s position, may elect to make such filing or enter into such agreement, as applicable and practicable, on behalf of the Company. The cost of any audits or adjustments of a Member’s tax return shall be borne solely by the affected Member. Each Member shall promptly upon request furnish to the Managing Member any information that the Managing Member may reasonably request in connection with any election or contemplated election or adjustment under Section 734, 743 or 754 of the Code or with filing the tax returns of the Company, any Affiliate thereof or the Portfolio Company.

(h) The Managing Member shall have the right to amend this Agreement without the approval of any other Member (i) to the extent the Managing Member reasonably determines that the amendment is necessary to satisfy any requirements, conditions, guidelines or opinions contained in any opinion, directive, order, ruling or regulation of the Internal Revenue Service or in any U.S. federal or state or non-U.S. tax statute, compliance with which the Managing Member deems to be in the best interest of the Company, and, without limiting the generality of the foregoing, (ii) upon publication of final regulations in the Federal Register (or other official pronouncement) to (A) direct and authorize the election of a safe harbor under Treasury Regulations Section 1.83-3(l) (or any similar provision) under which the fair market value of a partnership interest that is transferred in connection with the performance of services is treated as being equal to the liquidation value of that interest, (B) to provide for an agreement by the Company and all of its Members to comply with all the requirements set forth in such regulations and Internal Revenue Service Notice 2005-43 (and any other guidance provided by the Internal Revenue Service with respect to such election) with respect to all partnership interests transferred in connection with the performance of services while the election remains effective, and (C) to provide for any other related amendments; provided that (i) such amendment shall not change the relative economic interests of the Members, reduce any Member’s share of distributions, or increase any Member’s Capital Commitment or its liability hereunder and (ii) the Managing Member provides a copy of such written advice and amendment to the Members at least ten (10) calendar days prior to the effective date of any such amendment.

(i) Notwithstanding anything else in this Agreement to the contrary, the Managing Member shall, without the consent of any other Member (except as set forth in this Section 9.12(c)(i)), have the right to amend, as determined by the Managing Member in good faith, this Agreement, which may include reorganizing or reconstituting the Company, to address changes in regulatory or tax legislation, including changes in tax law related to distributions made to the Managing Member or its direct or indirect owners pursuant to Section 8.1(b)(i) materially adversely affecting the U.S. federal, state or local treatment of such distributions, and which would not add to the obligations (including any tax liabilities) of any Member that is not a Manager Affiliate or otherwise alter any of the rights (including entitlements to distributions or any other economic rights) of such Member that is not a Manager Affiliate without the consent of such Member; provided, that amendments pursuant to this Section 9.12(c)(i) shall be sent to the Members at least 20 Business Days prior to their effectiveness, and if at least a Majority-in-Interest object in writing to any such amendment during such 20 Business Day period, then the Managing Member shall be required to submit such amendment for an affirmative vote set forth in Section 10.9.

(j) Notwithstanding anything in this Agreement to the contrary, to comply with Treasury Regulations Section 1.6011-4(b)(3)(i), each Member (and any employee, representative or other agent of such Member) may disclose to any and all Persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the Company or any transactions undertaken by the Company, it being understood and agreed, for this purpose, (i) the name of, or any other identifying information regarding (A) the Company or any existing or future Member (or any Affiliate thereof) in the Company, or (B) any investment or transaction entered into by the Company; (ii) any performance information relating to the Company or its Investments; and (iii) any performance or other information relating to other funds or investments sponsored by the Managing Member, Investment Manager, or any of their respective Affiliates, does not constitute such tax treatment or tax structure information.

(k) In the event that any interest in a Member that is a partnership (or that is treated as a partnership for federal income tax purposes) is owned directly or indirectly by a tax exempt or foreign Person or entity, such Member will promptly notify the Company in writing of income and gain (determined as a percentage pursuant to Section 168(h)(6)(C) of the Code) and of any change in such proportionate share.

SECTION 10.

MEMBERS

10.1 Identity, Contributions and Capital Commitments

The names and addresses of the Members, the Interests owned by each Member and the Capital Contributions, Capital Commitments and Unfunded Commitments of each will be set forth in the Company’s records.

10.2 No Management Power or Liability

Except as otherwise provided herein, the Members as such shall have no right or power to, and shall not, take part in the management of or transact any business for the Company, including but not limited to, any acts or decisions relating to investment activities of the Company, and shall have no power to sign for or bind the Company.  Except as otherwise required by law, no Member, in its capacity as such, shall be personally liable for any debt, loss, obligation or liability of the Company in excess of its Unfunded Commitment (if applicable).

10.3 Amendments

(a) If a vote of the holders of Interests is required by applicable law or this Agreement to amend this Agreement, or if the Managing Member determines to submit an amendment to a vote of the holders of Interests, then, other than with respect to Sections of this Agreement where a different affirmative vote is specifically required, this Agreement may be amended by the affirmative vote set forth in Section 10.9.  Section 10.9 may only be amended by the affirmative vote of the holders of not less than 75% of the affected Interests then outstanding.  Notwithstanding the foregoing, without the unanimous approval of all of the Members affected thereby, no such amendment may:

(i) require any Member to make Capital Contributions in excess of its Capital Commitment; or

(ii) adversely affect such Members’ rights to distributions; or

(iii) modify this Section 10.3(a).

(b) Subject to the foregoing provisions of this Section 10.3, the Managing Member may amend this Agreement, without the consent of any Member, (i) to change the name of the Company; (ii) to make any change that does not adversely affect the rights or preferences of the Interests, (iii) to conform this Agreement to the requirements of any applicable law;  (iv) in connection with qualifying the Company to permit limited liability under the laws of any state; (v) to prevent any material and adverse effect to any Member or the Company arising from the application of legal restrictions to any Member, the Investment Manager or the Company; (vi) to make any change that is necessary or desirable to cure any ambiguity or inconsistency; or (vii) to make any other changes similar to the foregoing.  The Company may reflect in its records changes made in the composition of the Members and their respective Capital Contributions and Interests in accordance with the provisions of this Agreement without the consent of the Members.

(c) After any amendment to this Agreement becomes effective, the Company shall promptly send to the Members a copy of such amendment.

(d) Nothing contained in this Agreement shall permit the amendment of this Agreement to impair the exemption from personal liability of the Members, officers, employees and agents of the Company and their respective Affiliates.

(e) An amendment duly adopted by the requisite vote of the Members shall become effective at the time of such adoption or at such other time as may be designated by the Members.  A certification signed by the Managing Member or the Secretary setting forth an amendment and reciting that it was duly adopted by the Members, or a copy of the Agreement, as amended, and executed by the Managing Member or the Secretary, shall be conclusive evidence of such amendment when lodged among the records of the Company.

(f) Notwithstanding anything to the contrary contained herein, no Member shall have any right to require the Company or any person controlled by the Company to purchase any of such Member’s Interests.

10.4 Merger, Consolidation, Sale of Assets, Liquidation

The Company may merge or consolidate with any other entity, or liquidate and dissolve upon approval by the affirmative vote of the Managing Member and not less than a Majority-in-Interest.

10.5 Limitations

No Member shall have the right or power to (i) bring an action for partition against the Company; (ii) cause the termination or dissolution of the Company, except as set forth in this Agreement; or (iii) demand property other than cash with respect to any distribution and then only in accordance with the terms of this Agreement.  For the avoidance of doubt, Members shall not have the power provided for in Section 18-801(a)(3) of the Delaware Act, and the Company may only be dissolved pursuant to the terms of this Agreement.  Except to the extent required for a Delaware business corporation, the Members shall have no power to vote as to whether or not a court action, legal proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of the Company or the Members.

10.6 Meetings

(a) The Company may, but shall not be required to, hold annual meetings of the holders of Interests.

(b) A Majority-in-Interest of the Members or the Managing Member shall be entitled to call an annual meeting of the Members during each calendar year of the Term, at such time and place as designated in a notice to the Members delivered in advance of the scheduled date of each such meeting.

(c) Notice of all meetings of Members, stating the time, place and purposes of the meeting, shall be given to each Member of record entitled to vote thereat at its registered address, mailed at least 10 days before the meeting or otherwise in compliance with applicable law.  Except with respect to an annual meeting, only the business stated in the notice of the meeting shall be considered at such meeting.  Any adjourned meeting may be held as adjourned one or more times without further notice not later than 130 days after the record date.  For the purposes of determining the Members who are entitled to notice of and to vote at any meeting the Managing Member may, without closing the transfer books, fix a date not more than 100 days prior to the date of such meeting of Members as a record date for the determination of the Persons to be treated as Members of record for such purposes.

10.7 Action Without a Meeting

Any action that may be taken at a meeting of the Members may be taken without a meeting if a consent in writing setting forth the action to be taken is signed by Members owning not less than the minimum percentage of the Interests of the Members that would be necessary to authorize or take such action at a meeting at which all the Members were present and voted, and notice of the action taken is provided to each Member.  Any such written consent shall be filed with the records of the meetings of the Members.

10.8 Procedures

A Member shall be entitled to cast votes:  (i) at a meeting, in person, by written proxy or by a signed writing directing the manner in which its vote is to be cast, which writing must be received by the Company at or prior to the commencement of the meeting or (ii) without a meeting, by a signed writing directing the manner in which its vote is to be cast, which writing must be received by the Company at or prior to the time and date on which the votes are to be counted. Except as otherwise herein specifically provided, all procedural matters relating to the holding of meetings of Members or taking action by written consent, whether noticed or solicited by the Company or others, including, without limitation, matters relating to the date for the meeting or the counting of votes by written consent, the time period during which written consents may be solicited, minimum or maximum notice periods, record dates, proxy requirements and rules relating to the conduct of meetings or the tabulation of votes, shall be as reasonably established by the Managing Member.  To the extent not otherwise provided by the Managing Member pursuant to Section 10.9 or otherwise, the laws of the State of Delaware pertaining to the validity and use of proxies regarding the shares of business corporations shall govern the validity and use of proxies given by Members.

10.9 Voting

Pursuant to Section 18-302 of the Delaware Act, for purposes of this Section 10.9, references to classes or series shall be a reference to classes or groups of members having such relative rights, powers and duties as this Agreement may provide.

(a) Members shall have no power to vote on any matter except matters on which a vote of Interests is required by or pursuant to this Agreement.  Any matter required to be submitted for approval of any of the Interests and affecting one or more classes or series shall require approval by the required vote of Interests of the affected class or classes and series voting together as a single class and, if such matter affects one or more classes or series thereof differently from one or more other classes or series thereof or from one or more series of the same class, approval by the required vote of Interests of such other class or classes or series or series voting as a separate class shall be required in order to be approved with respect to such other class or classes or series or series; provided, however, that there shall be no separate class votes on the selection of auditors for the Company.  Members of a particular class or series thereof shall not be entitled to vote on any matter that affects the rights or interests of only one or more other classes or series of such other class or classes or only one or more other series of the same class.

(b) The holders of a majority of the outstanding Interests of the Company on the record date present in person or by proxy shall constitute a quorum at any meeting of the holders for purposes of conducting business on which a vote of all Members of the Company is being taken.  The holders of a majority of the outstanding Interests of a class or classes on the record date present in person or by proxy shall constitute a quorum at any meeting of the holders of such class or classes for purposes of conducting business on which a vote of holders of such class or classes is being taken.  The holders of a majority of the outstanding Interests of a series or series on the record date present in person or by proxy shall constitute a quorum at any meeting of the holders of such series or series for purposes of conducting business on which a vote of holders of such series or series is being taken.  Interests underlying a proxy as to which a broker or other intermediary states its absence of authority to vote with respect to one or more matters shall be treated as present for purposes of establishing a quorum for taking action on any such matter only to the extent so determined by the Managing Member at or prior to the meeting of holders of Interests at which such matter is to be considered and shall not be treated as present for purposes of voting or any other purpose except as determined by the Managing Member.

(c) Subject to any provision of this Agreement specifying or requiring a greater or lesser vote requirement for the transaction of any matter of business at any meeting of Members or, in the absence of any such provision of this Agreement, (i) the affirmative vote of a majority of the Interests present in person or represented by proxy and entitled to vote on any other matter who vote on such matter shall be the act of the Members with respect to such matter; and (iii) where a separate vote of one or more classes or series is required on any matter, the affirmative vote of a majority of the Interests of such class or classes or series or series present in person or represented by proxy and entitled to vote on such matter who vote on such matter shall be the act of the Members of such class or classes or series or series with respect to such matter.

(d) At any meeting of Members, any holder of Interests entitled to vote thereat may vote by proxy, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Secretary, or with such other officer or agent of the Company as the Secretary may direct, for verification prior to the time at which such vote shall be taken.  Only Members of record or their proxies shall be entitled to vote.  When any Interest is held jointly by more than one person, any one of them may vote at any meeting in person or by proxy in respect of such Interest, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote shall not be received in respect of such Interest.  A proxy purporting to be given by or on behalf of a Member of record on the record date for a meeting shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.  If the holder of any such Interest is a minor or a person of unsound mind, and subject to guardianship or to the legal control of any other person as regards the charge or management of such Interest, he may vote by its guardian or such other person appointed or having such control, and such vote may be given in person or by proxy.

SECTION 11.

ASSIGNMENTS OR TRANSFERS OF INTERESTS

(a) In no event shall all or any part of a Member’s Interests be Transferred if such Transfer would result in there being more than 95 Members for purposes of Treasury Regulations Section 1.7704-1(h) or in the Company being treated as a corporation for U.S. federal income tax purposes, and any such purported Transfer shall be void and shall not be recognized by the Company.  In no event shall all or any part of a Member’s Interests be Transferred, and any such purported Transfer shall be void and shall not be recognized by the Company or the Members, unless all of the following conditions are satisfied:

(i) The Transferor, if requested by the Company in its sole discretion, has delivered to the Company an opinion of counsel reasonably acceptable to the Company that such Transfer (A) would not violate the Securities Act or any state blue sky laws (including any investor suitability standards) and (B) would not result in the breach of any agreement to which the Company is a party or by which it or any of the Assets is bound;

(ii) The Transferor has demonstrated to the reasonable satisfaction of the Company that the Transferee is both an “accredited investor” as defined in Rule 501(a) under the Securities Act and a “qualified client” as defined in Rule 205-3 of the Advisers Act;

(iii) The Transferor has demonstrated to the reasonable satisfaction of the Company that (1) either (a) the Transferee is not (and, if it is disregarded as an entity separate from its owner within the meaning of Treasury Regulations Section 301.7701-3(a) (a “DRE”), its owner is not), for federal income tax purposes, a partnership, trust, estate or “S Corporation” (as such terms are defined in the Code) (in each case, a “Pass-through Entity”) or (b) the Transferee (or, if the Transferee is a DRE, its owner) is, for federal income tax purposes, a Pass-through Entity but, after giving effect to such purchase of such Interests by such Transferee (or, if the Transferee is a DRE, its owner), less than 40 percent of the aggregate value of the beneficial ownership interests in the Pass-through Entity (or, if the Transferee is a DRE, its owner) is attributable to the Pass-through Entity’s ownership of Interests, and (2) such Interests have not been, and will not be, marketed on or transferred through an “established securities market” within the meaning of Section 7704(b) of the Code and any Treasury Regulations thereunder, including, without limitation, an over the counter market or an interdealer quotation system that regularly disseminates firm buy or sell quotations;

(iv) The Company has received a Notice of Transfer signed by both the Transferor and Transferee, such notice to be substantially in the form of Appendix A attached hereto; and

(v) The Company consents in writing to such Transfer (which consent may not be unreasonably withheld).

(b) Provided the foregoing conditions are met, the Transferee may become a Substituted Member if and only if, each of the following conditions is satisfied:

(i) The Company has consented in writing to the substitution (which consent may not be unreasonably withheld);

(ii) The Transferor and Transferee execute, acknowledge and deliver such instruments as the Company deems necessary, appropriate or desirable to effect such substitution, including the written acceptance and adoption by the Transferee of this Agreement; and

(iii) The Transferee and/or the Transferor agree to bear all of the Company’s expenses and costs incurred in connection with the Transfer and substitution, including legal fees and filing fees.

Upon the satisfaction of the conditions set forth in this Section 11(b), the Company shall record on the books and records of the Company the Substituted Member as a Member of the Company.

(c) A Transferee, legal representative or successor in interest of a Member shall be subject to all of the restrictions upon a Member provided in this Agreement.

(d) A Transferee of Interests who desires to make a further Transfer shall be subject to all of the provisions of this Section 11 to the same extent and in the same manner as a Member making the initial Transfer.

(e) Notwithstanding anything to the contrary in this Agreement, the Company may elect (in the Company’s sole discretion) to treat a Transferee who has not become a Substituted Member as a Member in the place of the Transferor should it determine such treatment to be in the best interests of the Company.

(f) Upon the Incapacity of an individual Member, such Member’s personal representative or other successor in interest shall have such rights as the Incapacitated Member possessed to constitute a successor as a Transferee of its Interests and to join with such Transferee in making application to substitute such Transferee as a Member, all as provided in Sections 11(a) and (b).

(g) Upon the Incapacity of a Member other than an individual, the authorized representative of such entity shall have such rights as such entity possessed to constitute a successor as a Transferee of its Interests and to join with such Transferee in making application to substitute such Transferee as a Member, all as provided in Sections 11(a) and (b).

(h) A Person who acquires Interests or an interest therein but is not admitted to the Company as a Substituted Member pursuant to Section 11(b) shall in the case of a Person acquiring Interests or an interest therein who does not satisfy Section 11(a)(ii), obtain no rights whatsoever in the Company, such Transfer shall be void as between such Person and the Company and the Company shall have the absolute right in its sole discretion to Transfer such Interests to any Person who does satisfy Section 11(a)(ii) for such consideration as the Company deems sufficient in the circumstances and to remit to such Person who acquired such Interests  in violation of this Agreement such portion of such consideration not in excess of 75% thereof as the Company receives in complete satisfaction of such Person’s interest in the Company.  A Substituted Member who qualifies pursuant to the provisions hereof shall succeed to all the rights and be subject to all the obligations of the Transferor Member in respect of the Interests or other interest as to which it was substituted.

SECTION 12.

APPOINTMENT OF AGENT

12.1 Appointment of the Managing Member

Each Member, by becoming a Member, makes, constitutes and appoints the Managing Member to do any of the following as its agent, and in its name, place and stead:

(a) Execute on its behalf, file and record this Agreement and all amendments to this Agreement made and otherwise approved in accordance with Section 10.3 or otherwise made in accordance with the terms of this Agreement;

(b) Prepare, execute on its behalf, verify, file and record amendments to this Agreement made in accordance with the terms of this Agreement or to the books and records of the Company reflecting (i) a change of the name or location of the principal place of business of the Company, (ii) a change of the name or address of any Member, (iii) the addition of Members, (iv) the disposal by a Member of its Interests or Capital Commitment in any manner, (v) a Person becoming or ceasing to be a Member of the Company, (vi) the exercise by any Person of any right or rights hereunder, (vii) the correction of typographical or similar errors, (viii) any other amendments made in accordance with Section 10.3, and (ix) any amendment and restatement of this Agreement reflecting such amendments;

(c) Prepare, execute on its behalf and record any amendments to the Certificate that the Managing Member may deem advisable or necessary;

(d) Prepare, execute on its behalf, file and record any other agreements, certificates, instruments and other documents required to continue the Company, to admit Substituted Members, to liquidate and dissolve the Company in accordance with Section 16, to comply with applicable law, and to carry out the purposes of clauses (a) and (b) above, to the extent consistent with this Agreement; and

(e) Take any further action that the Managing Member shall consider advisable in connection with the exercise of the authority granted in this Section 12.1.

12.2 Nature of Agency

The appointment by each Member of the Managing Member as its agent under this Section 12 is irrevocable and may be exercised by the Managing Member by executing any agreement, certificate, instrument or document with a single signature of such agent acting as agent for all Members identified as party thereto.  The foregoing agency shall be in effect with respect to each Member for so long as such person is a Member.  This appointment by each Member of the Managing Member as its agent does not supersede any part of this Agreement, nor is it to be used to deprive any Member of its rights hereunder.  It is intended only to facilitate the execution of documents and the carrying out of other procedural or ministerial functions.

SECTION 13.

BOOKS, RECORDS AND REPORTS

13.1 Books

(a) The Company shall maintain books and records required by law for the Company at its principal office, which shall be in the United States, and each Member shall have the right to inspect and examine such books and records at reasonable times and upon reasonable notice for a proper purpose in relation to the business of the Company.  All such books and records may be in electronic format, including the register of Members and all capital account and accounting records.  Notwithstanding the foregoing inspection rights or any other provision of this Section 13, the Company shall be entitled to keep confidential from the Members certain information as and to the extent permitted by Section 18-305(c) of the Delaware Act.

(b) A register attached as Appendix C hereto shall contain the names and addresses of the Members and the Interests held by them respectively and a record of all authorized transfers thereof.  Such register shall be conclusive as to who are the holders of the Interests and who shall be entitled to receive dividends or distributions or otherwise to exercise or enjoy the rights of Members.  No Member shall be entitled to receive payment of any dividend or distribution, nor to have notice given to it as herein provided, until such Member has given its address to the Company.  It is not contemplated that certificates will be issued for the Interests; however, the Company may authorize the issuance of certificates and promulgate appropriate fees therefor and rules and regulations as to their use.

(c) The Company shall have power to employ a transfer agent or transfer agents, and a registrar or registrars, with respect to the Interests.  Any such transfer agent or transfer agents may keep the applicable register and record therein, the original issues and transfers, if any, of the said Interests.

(d) Interests shall be transferable on the records of the Company only by the record holder thereof or by its agent thereto duly authorized in writing, upon delivery to the Company or a transfer agent of the Company of a duly executed instrument of transfer, together with such evidence of the genuineness of each such execution and authorization and of other matters as may reasonably be required, including satisfaction of any or all of the requirements of Section 11(a) or (b) for the addition or substitution of the Transferee as a Member.  Upon such delivery and satisfaction of such requirements the transfer shall be recorded on the applicable register of the Company.  Subject to Section 11(e), until such record is made, the Member of record shall be deemed to be the holder of such Interests for all purposes hereof and none of the Company, any transfer agent or registrar or any officer, employee or agent of the Company shall be affected by any notice of the proposed transfer.

Subject to Section 11, any person becoming entitled to any Interests in consequence of the death, bankruptcy, or incompetence of any Member, or otherwise by operation of law, shall be recorded on the applicable register of Interests as the holder of such Interests upon production of the proper evidence thereof to a transfer agent of the Company, but until such record is made, the Member of record shall be deemed to be the holder of such for all purposes hereof, and neither any transfer agent or registrar nor any officer or agent of the Company shall be affected by any notice of such death, bankruptcy or incompetence, or other operation of law.

13.2 Reports

(a) The Company shall prepare and send to Members to the extent and in the form required by applicable law a report of operations containing financial statements of the Company prepared in conformity with generally accepted accounting principles and applicable law and a schedule setting forth the Investments of the Company.  Members shall receive quarterly reports of operations.  Concurrently with the delivery of such quarterly reports of operations, the Investment Manager shall cause to be delivered to each Member an estimate of such Member’s distributive share of “unrelated business taxable income” (as such term is defined in Section 512 of the Code) of the Company generated during such quarter, if any.

(b) Within a commercially reasonable time after the end of each Fiscal Year (subject to reasonable delays in the event of the late receipt by the Company of any necessary information from the Portfolio Company), the Company shall communicate in writing to each Member (i) such information as is necessary to complete such Member’s United States federal and state income tax or information returns and (ii) annual financial statements audited by an accounting firm of national reputation.

(c) Further, the Managing Member shall use commercially reasonable efforts to cause to be prepared (i) such reports or other information as may be reasonably requested by a Member with respect to such Member’s qualification for the benefit of any income tax treaty or provision of law reducing or eliminating any withholding or other tax or governmental charge with respect to any Assets and (ii) such other reports and financial statements of the Company as the Managing Member deems appropriate for informing the Members about the operations of the Company.

(d) To the extent that the Company has access thereto and in recognition of the various Members’ obligations to comply with certain regulatory requirements, the Company will also provide to each Member, with reasonable promptness, such other data and information concerning the Company or Company activities in response to a request by any applicable governmental or regulatory agency as from time to time a Member may reasonably request.  If the Company is bound by confidentiality obligations with respect to any information so requested, then the Company shall not be obligated to provide such information.  A Member shall, at the request of the Company, enter into a confidentiality agreement relating to such information.

SECTION 14.

VALUATION OF INTERESTS

The value of the Assets of the Company, the amount of liabilities of the Company, the Net Asset Value, and the Net Asset Value of each outstanding Interest of the Company shall be determined in accordance with generally accepted accounting principles.  The method of determination of Net Asset Value shall be determined by or under the supervision of the Managing Member.  The making of Net Asset Value determinations and calculations (i) may be delegated by the Managing Member and (ii) to the extent required by ERISA, to the extent applicable, shall be delegated by the Managing Member to a third party that is unaffiliated with the Managing Member.

SECTION 15.

BANK ACCOUNTS; CUSTODIAN

15.1 Bank Accounts Generally

All funds received by the Company may be deposited in one or more Custodial Accounts in the name of the Company at a Custodian.  Subject to Section 15.2, disbursements therefrom may be made by the Company in conformity with the purposes of this Agreement.  The Company may designate from time to time those Persons authorized to execute checks and other items on the Company bank accounts.

15.2 Custodian

(a) The Company shall appoint one or more Custodians to hold the Assets of the Company in one or more separately identified Custodial Accounts or multiparty arrangements in accordance with this Agreement and the Custodial Agreement and in compliance with the requirements of applicable law.  The Custodian shall at all times be responsible for the physical custody of the Assets of the Company and for the collection of interest, dividends and other income attributable to the Assets of the Company.  The Company will direct the Custodian to accept settlement instructions issued by the Managing Member, the Investment Manager and authorized Persons.  The Custodian shall transfer funds constituting Assets of the Company only as follows:

(i) to a trust company or bank trust department or brokerage firm that, to the best of the Custodian’s knowledge, is independent of the Investment Manager, the Managing Member and their affiliates, for the account of the Company;

(ii) to the Members named on a list provided by the Company in connection with distributions determined by the Custodian to be made in accordance with this Agreement;

(iii) to third persons who, to the best of the Custodian’s knowledge, are independent of the Investment Manager, the Managing Member and their affiliates, (x) in payment of the fees or charges of such third persons (including, but not limited to, the attorneys for the Company and Custodian), or (y) for any other purpose that, to the best of the Custodian’s knowledge, is legitimately associated with the management and operation of the Company;

(iv) to the Investment Manager or Managing Member as payment for the Advisory Fee against a detailed invoice therefor reviewed by the Custodian or as reimbursement for fees or charges which were paid on behalf of the Company by the Investment Manager or Managing Member to third persons who, to the best of the Custodian’s knowledge, are independent of the Investment Manager, the Managing Member and their affiliates against invoices therefor reasonably believed by the Custodian to be genuine and proof of payment thereof;

(v) in the course of acquiring and disposing of Investments, provided that such transfer is made on a payment against delivery basis; and

(vi) other disbursements reviewed and approved by the Custodian.

(b) At no time shall the Investment Manager or the Managing Member be deemed to have custody of any Asset of the Company.  Nothing contained in this Agreement shall be construed to authorize or require the Managing Member or the Investment Manager to take or receive physical possession of any Asset of the Company or to take any action in violation of law, it being understood that the Custodian shall solely be responsible for the safekeeping of the Assets and the consummation of all such purchases, sales and deliveries of the Assets in accordance with this Agreement and the Custodial Agreement and in compliance with the requirements of applicable law.

SECTION 16.

DISSOLUTION AND TERMINATION OF THE COMPANY

16.1 Early Termination

(a) The Company shall dissolve prior to the end of the Term (or such subsequent dates to which the Term has previously been extended), and the affairs of the Company shall be wound up following the election by:

(i) both (A) the Managing Member and (B) Two-Thirds-in-Interest; or

(ii) Two-Thirds-in-Interest at any time and for any reason upon 20 Business Days’ prior notice.

Notwithstanding anything in this Section 16.1(a) to the contrary, the Company shall have the authority to make any investments for which the Company has made a binding commitment to invest.

(b) In the event that the Company is dissolved pursuant to the provisions of Section 16.1(a)(i) or 16.1(a)(ii), a Majority-in-Interest shall elect one or more liquidators to manage the liquidation of the Company in the manner described in this Section 16.  Except as provided in the immediately preceding sentence, the Managing Member shall carry out the duties of the liquidator hereunder.

16.2 Dissolution Generally

Except as provided in this Agreement, no Member shall have the right to cause any dissolution of the Company before expiration of its term.

16.3 Continuation of Company

(a) The Company shall not be dissolved or terminated by (i) the Incapacity of any Member as such, (ii) the Incapacity of any member of the Managing Member, (iii) the Transfer by any Member of its Interests or (iv) the admission of a new or Substituted Member, and the existence and business of the Company shall be continued notwithstanding the occurrence of any such event.

(b) The bankruptcy, dissolution without commencement of winding up, reorganization, merger, sale of all or substantially all the interests or assets of, or other change in the ownership or nature of the Managing Member shall not dissolve the Company, and upon the happening of any such event, the affairs of the Company shall be continued by the Managing Member or any successor entity thereto.

16.4 Distribution of Assets on Liquidation

(a) In liquidating the Company, the Company will make distributions in cash, in kind, or partly in cash and partly in kind as the Managing Member may, in its sole discretion, determine; provided, however, that any distribution made partly in cash and partly in kind shall be pro rata as between cash and non-cash forms of payment among the Members in proportion to their interests to the extent reasonably practicable and if not reasonably practicable, in such non-pro rata manner as is determined by the Investment Manager, to be fair and equitable; provided, further, that any distribution in a non-pro rata manner shall be consistent with applicable law; provided, further, that the Managing Member will use reasonable efforts to make all distributions in kind, if any, in the form of freely tradable securities. The Managing Member need not distribute all of the Assets at once, but may make partial distributions.

(b) In connection with the liquidation of the Company, the Assets (after paying or otherwise providing for the claims of creditors of the Company, the Advisory Fees, claims by the Managing Member, the Investment Manager or their respective Affiliates for expenses of the Company paid by any of them, any other liabilities of the Company and reasonable reserves for any anticipated or contingent liabilities or obligations) shall be distributed to the Members in accordance with Section 8.1.

16.5 Liquidation Statement

(a) Upon compliance by the Company with all applicable requirements for dissolution, the Members shall cease to be such and the Company shall execute, acknowledge and cause to be filed a Certificate of Cancellation of the Company or other appropriate documents evidencing its dissolution and winding up.

(b) Notwithstanding anything to the contrary contained herein, if the Company has been dissolved, the Managing Member, or any other Member or other Person appointed by not less than 66 2/3% of the Interests may act as liquidating trustee for the Company during the winding up period, and receive reasonable compensation for such activity.

SECTION 17.

ALTERNATIVE INVESTMENT STRUCTURES

17.1 Corporate Investment Vehicles

If the Company makes an Investment in an USRPHC, the Managing Member intends to structure the acquisition of such Investment so that the interests in such Investment attributable to any Members who so elect in writing are held through an entity (or entities) taxable as a corporation for U.S. federal income tax purposes (a “Corporate Investment Vehicle”). In the event that the Managing Member forms a Corporate Investment Vehicle, (i) the Managing Member may utilize one or more Alternative Investment Funds and/or subsidiaries of the Company, (ii) all costs and expenses related to the Corporate Investment Vehicle and any related structuring expenses (including any taxes imposed on the Corporate Investment Vehicle) shall be borne by those Members that elect to invest through the Corporate Investment Vehicle, (iii) for all purposes of this Agreement and the partnership agreement or other governing documents of any Alternative Investment Fund, all amounts distributed to, or otherwise received by, the Corporate Investment Vehicle shall be treated in such manner (determined in the Managing Member’s sole and absolute discretion) as would give effect to the intent of the provisions of this Section 17.1, and (iv) the Managing Member shall have full authority, without the consent of any other Person, including any other Member, to amend this Agreement (including the allocation and distribution provisions) as may be necessary or appropriate to facilitate the formation and operation of such Corporate Investment Vehicle and to interpret in good faith any provision of this Agreement, whether or not so amended, to give effect to the intent of the provisions of this Section 17.1. Notwithstanding any other provision of this Agreement other than Section 17.2(b), adjustments shall be made, as determined by the Managing Member, to the amounts contributable by electing Members and the Managing Member and distributable to electing Members and to the Managing Member with respect to electing Members pursuant to this Agreement so that, to the maximum extent possible, the capital contributions of the Managing Member and the net distributions received and retained by the Managing Member from the Company are the same as the Managing Member would have made or received and retained if each Investment were made directly by the Company rather than through a Corporate Investment Vehicle.

17.2 Alternative Investment Funds

(a) Notwithstanding any other provision of this Agreement to the contrary, if at any time the Managing Member determines that for legal, tax, regulatory or other similar considerations certain or all of the Members should participate in a potential or existing Investment through one or more alternative investment structures, the Managing Member may effect the making of all or any portion of such investment outside of the Company by requiring certain or all Members to be admitted as limited partners or other similar investors of a limited partnership or other similar vehicle (each, an “Alternative Investment Fund”). The Managing Member may transfer all or any portion of an existing Investment to an Alternative Investment Fund. Each Alternative Investment Fund will be controlled by the Managing Member or an Affiliate thereof, will be managed by the Investment Manager or an Affiliate thereof, and will be governed by organizational documents containing provisions substantially similar in all material respects to those of the Company, with such differences as the Managing Member determines may be required by the legal, tax, regulatory or other similar considerations referred to above. All references in this Section 17.2(a) to limited partners or other similar investors of an Alternative Investment Fund shall be deemed to include all investors in an Alternative Investment Fund formed as a vehicle other than a limited partnership.

(b) Each Member admitted to and investing in an Alternative Investment Fund shall be obligated to make capital contributions to such Alternative Investment Fund in a manner similar to that provided by Section 7.1. With respect to each investment in which an Alternative Investment Fund participates with the Company, any investment expenses or indemnification obligations related to such investment shall be borne by the Company and such Alternative Investment Fund in proportion to the capital committed by each to such investment. Any advisory fee funded by a Member with respect to an Alternative Investment Fund shall reduce such Member’s share of the Advisory Fee funded by such Member, and payable to the Investment Manager by the Company, by a corresponding amount. The investment results of an Alternative Investment Fund will be aggregated with the investment results of the Company for purposes of determining distributions by the Company and such Alternative Investment Fund unless the Managing Member elects otherwise in its sole discretion based on a determination that such aggregation could increase the risk of material adverse tax consequences to, result in the imposition of material legal or regulatory constraints on or create material contractual or business risks that would be undesirable for the Company or any of the Members.

(c) Subject to Sections 10.3(a), (d) and (f), but notwithstanding any other provision of this Agreement to the contrary, in the event that the Managing Member or an Affiliate thereof forms one or more Alternative Investment Funds, the Managing Member shall have full authority, without the consent of any Person, including any Member, to amend this Agreement as may be necessary or appropriate to facilitate the formation and operation of such Alternative Investment Fund and the investments contemplated by this Section 17.2, and to interpret in good faith any provision of this Agreement, whether or not so amended, to give effect to the intent of the provisions of this Section 17.2. The Managing Member shall make all appropriate adjustments as may be necessary or otherwise appropriate to give effect to the intent of this Section 17.2. The limited partnership agreement and/or other organizational documents of any Alternative Investment Fund and any other documents reflecting the admission of the Members to such Alternative Investment Fund will be executed on behalf of the Members investing therein by the Managing Member pursuant to the power of attorney granted by each of the Members pursuant to Section 12.1.

17.3 Participation in Alternative Vehicles

In connection with the formation of any Alternative Investment Fund or Corporate Investment Vehicle (each, an “Alternative Vehicle”), the Managing Member may (i) require Members to make capital contributions with respect to an Investment directly to such Alternative Vehicle, and reduce each such Member’s Unfunded Commitment by the amount of such capital contributions to the same extent as if such capital contributions were made to the Company as Capital Contributions, (ii) transfer the Capital Commitments of Members to such Alternative Vehicle, and correspondingly reduce each such Member’s Capital Commitment and Unfunded Commitment, or (iii) otherwise structure a Member's contributions to such Alternative Vehicle in a manner that, in the Managing Member’s sole and absolute discretion, gives effect to the intent of the provisions of this Section 17. For the avoidance of doubt, no Member that does not make the election described in Section 17.1 will be required to participate in any Corporate Investment Vehicle.

SECTION 18.

GENERAL PROVISIONS

18.1 Notices and Distributions

Except as otherwise provided herein, any notice, distribution, offer or other communication which may be given to any Member in connection with the Company or this Agreement shall be duly given if reduced to writing and:

(a) if to any Member, when personally delivered, or if sent by mail, postage prepaid, overnight courier or facsimile or other electronic transmission, when actually received at the last address furnished by such Member pursuant to Section 2.3 for notice purposes at the time of such mailing, overnight courier, facsimile or other electronic transmission; and

(b) if to the Company or the Managing Member, sent to Donald Drapkin or by electronic mail to drapkin@casablanca-capital.com personally delivered or if sent by mail, overnight courier, facsimile or other electronic transmission when actually received at the address set forth above or at such other address as the Company or the Managing Member, respectively, may then have specified in writing to the Members.

All distributions to the Members shall be made to the extent practicable by wire transfer to the accounts specified by the Members, which accounts may be changed from time to time by written notice to the Company.

18.2 Survival of Rights

This Agreement shall be binding upon and, as to permitted or accepted successors, Transferees and assigns, inure to the benefit of the Members and the Company and their respective heirs, legatees, legal representatives, successors, Transferees and permitted assigns, in all cases whether by the laws of descent and distribution, merger, consolidation, sale of assets, operation of law, or otherwise.

18.3 Construction

The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any Person.

18.4 Section Headings

The captions of the sections in this Agreement are for convenience only and shall not be used in construing or interpreting this Agreement.

18.5 Agreement in Counterparts

This Agreement and any amendments hereto may be executed and delivered by facsimile and in multiple counterparts, each of which shall be deemed an original agreement and all of which shall constitute one and the same agreement, notwithstanding the fact that all Members are not signatories to the original or the same counterpart.

18.6 Governing Law

This Agreement has been executed by or on authority of the Managing Member and the rights of all parties and the validity and construction of every provision hereof shall be subject to and construed according to the internal laws, and not the laws pertaining to choice or conflict of laws, of the State of Delaware, and reference shall be specifically made to the general corporation law of the State of Delaware as to the construction of matters not specifically covered herein or as to which an ambiguity exists, although such law shall not be viewed as limiting the powers otherwise granted to the Managing Member hereunder and any ambiguity shall be viewed in favor of such powers.

18.7 Additional Documents

Each Member, upon the request of the Company, agrees to perform all further acts and execute, acknowledge and deliver all further documents which may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement, including but not limited to, acknowledging before a Notary Public any signature heretofore or hereafter made by a Member.

18.8 Severability

Should any portion or provision of this Agreement be declared illegal, invalid or unenforceable in any jurisdiction, then such portion or provision shall be deemed to be severable from this Agreement to the extent practicable while preserving the economic intention of the parties and, in any event, such illegality, invalidity or unenforceability shall not affect the remainder hereof.

18.9 Pronouns

All pronouns and defined terms and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Persons referred to may require.

18.10 Entire Agreement

This Agreement and the Subscription Agreements executed and delivered by the Members (i) constitute the entire Agreement of the Members with respect to the Company and (ii) supersede all prior or contemporaneous written or oral agreements, understandings or negotiations with respect to the Company.

18.11 Arbitration

To the extent permitted by law, any dispute relating to this Agreement or the Company which cannot be amicably resolved among the parties to such dispute shall be resolved by binding arbitration conducted in New York, New York in accordance with the rules of Judicial Arbitration and Mediation Services, Inc. (JAMS) then prevailing, and the decisions of the arbitrators shall be final and binding on all the parties.  The costs of the arbitration (other than fees and expenses of counsel, which shall be the responsibility of the parties retaining such counsel) shall be allocated among the parties as determined by the arbitrator.

18.12 Waiver of Partition

Each Member hereby irrevocably waives and forfeits any and all rights that it may have, whether arising under contract or statute or by operation of law, to maintain an action for partition of the Company or any of the Assets.

18.13 Filing

This Agreement and any amendment (including any supplement) hereto shall be filed in such places as may be required or as the Company deem appropriate.  Each amendment shall be accompanied by a certificate signed and acknowledged by an authorized Person stating that such action was duly taken in a manner provided herein, and shall, upon insertion in the Company’s minute book, be conclusive evidence of all amendments contained therein.  A restated Agreement, containing the original Agreement as amended by all amendments theretofore made, may be executed from time to time by an authorized Person and shall, upon insertion in the Company’s minute book, be conclusive evidence of all amendments contained therein and may thereafter be referred to in lieu of the original Agreement and the various amendments thereto.

18.14 Legal Counsel

Each Member hereby agrees and acknowledges that:

(a) Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) has been retained as Legal Counsel by the Managing Member and the Investment Manager in connection with the formation of the Company and the offering of Interests and in such capacity has provided legal services to the Managing Member, the Investment Manager and the Company.

(b) Skadden is not and will not represent the Members in connection with the formation of the Company, the offering of Interests, or any dispute that may arise between the Members on the one hand and the Managing Member, the Investment Manager and the Company on the other hand with respect thereto (the “Company Legal Matters”).

(c) Each Member will, if it wishes counsel on a Company Legal Matter, retain its own independent counsel with respect thereto and, except as otherwise specifically provided by this Agreement, will pay all fees and expenses of such independent counsel.

(d) Each Member hereby agrees that Skadden may represent the Managing Member, the Investment Manager and the Company in connection with any and all Company Legal Matters (including any dispute between the Managing Member, the Investment Manager or the Company and one (1) or more Members) and waives any present conflict of interest with Skadden regarding Company Legal Matters arising by virtue of any such representation or deemed representation of such Member or the Company and that any representation of the Company, the Managing Member or the Investment Manager in relation to the management and operation of the Company, the Managing Member or the Investment Manager is not a representation of such Member.

(e) Each Member hereby agrees that the Company, the Managing Member and the Investment Manager may retain other legal counsel in connection with Company Legal Matters and matters relating to the management and operation of the Company, the Managing Member and the Investment Manager.

IN WITNESS WHEREOF, the Managing Member of the Company has hereunto set its hands on behalf of itself and all other Members as of the date first written above.

Managing Member:

Casablanca Capital I LLC

By:	/s/ Douglas Taylor
Name: Douglas Taylor
Title: Chief Executive Officer

MEMBERS:

Those Persons subscribing for Interests and admitted as Members by the Managing Member:

By: Casablanca Capital I LLC

By:	/s/ Douglas Taylor
Name: Douglas Taylor
Title: Chief Executive Officer

Accepted and Agreed as of
the date first written above
with respect to Section 9.3 and, to the extent applicable, Sections 1, 7.2, 8.1(a), 9.4, 9.5, 9.6, 9.8, 9.9,
9.10, 9.13, 13.2, 15.2 and 16.4:

Casablanca Capital LLC

By:	/s/ Douglas Taylor
Name: Douglas Taylor
Title: Chief Executive Officer

EXHIBIT 7

Nominee Agreement with Donald G. Drapkin

Casablanca Special Opportunities Fund I, LLC
c/o Casablanca Capital LLC
450 Park Avenue, Suite 1403
New York, New York 10022

February 10, 2011

Mr. Donald Drapkin
450 Park Avenue, Suite 1403
New York, NY 10022

Dear Mr. Drapkin:

This will confirm our understanding as follows:

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") of Casablanca Special Opportunities Fund I, LLC (the "Nominating Party"), to stand for election as a director of Mentor Graphics Corporation ("Mentor") in connection with a proxy solicitation (the "Proxy Solicitation") to be conducted by the undersigned and certain related parties in respect of the 2011 annual meeting of stockholders of Mentor expected to be held on May 12, 2011 (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting").  You further agree to serve as a director of Mentor if elected.  The undersigned agrees on behalf of the Nominating Party to pay the costs of the Proxy Solicitation.

You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected, as a director of Mentor if such nominee later changes his mind and determines not to serve on the Slate or, if elected, as a director of Mentor.  Accordingly, the undersigned is relying upon your agreement to serve on the Slate and, if elected, as a director of Mentor.  In that regard, you are being supplied with a questionnaire (a "Questionnaire") in which you will provide the undersigned with information necessary for the Nominating Party to make appropriate disclosure to Mentor and for the undersigned to use in creating the proxy materials to be sent to stockholders of Mentor and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation.  You agree that (i) you will promptly complete and sign the Questionnaire and return it to the person indicated therein, and (ii) your responses in the Questionnaire will be true, complete and correct in all respects.  In addition, you agree that, concurrently with your execution of this letter, you will execute and return to the person indicated in the Questionnaire the attached instrument confirming that you consent to being nominated for election as a director of Mentor and, if elected, consent to serving as a director of Mentor.  Upon being notified that we have chosen you, we may forward your consent and completed Questionnaire (or summaries thereof) to Mentor, and we may at any time, in our discretion, disclose such information, as well as the existence and contents of this letter.

The undersigned agrees on behalf of the Nominating Party that, so long as you actually serve on the Slate, the undersigned will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Mentor on the Slate.  Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and subsequent to the date hereof.  Anything to the contrary herein notwithstanding, the undersigned is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate for election to Mentor's Board of Directors or for any actions taken by you as a director of Mentor, if you are elected.

Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information, in the Questionnaire or otherwise in connection with the Proxy Solicitation.  You shall promptly notify the undersigned in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims.  In addition, with respect to any such claim, the undersigned shall be entitled to control your defense with counsel chosen by the undersigned which shall be reasonably acceptable to you.  If the undersigned fails to hire counsel with respect to any such claim, you may hire counsel for your defense at the expense of the undersigned.  The undersigned shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent.  However, the undersigned may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

Each of us recognizes that should you be elected to the Board of Directors of Mentor all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to Mentor and to the stockholders of Mentor and, as a result, that there is, and can be, no agreement between you and the undersigned that governs the decisions which you will make as a director of Mentor.

This letter sets forth the entire agreement between the undersigned and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the undersigned and you.  This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very truly yours,

CASABLANCA SPECIAL OPPORTUNITIES FUND I, LLC

By:	/s/ Douglas Taylor
Name: DOUGLAS TAYLOR
Title: Chief Executive Officer

Agreed to and accepted as
of the date first written above:

/s/ Donald G. Drapkin
Name: Donald G. Drapkin

EXHIBIT 8

Nominee Agreement with Arthur Becker

Casablanca Special Opportunities Fund I, LLC
c/o Casablanca Capital LLC
450 Park Avenue, Suite 1403
New York, New York 10022

February 10, 2011

Mr. Arthur Becker
c/o Madison Partners
654 Madison Avenue, Suite 1601
New York, NY 10065

Dear Mr. Becker:

This will confirm our understanding as follows:

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") of Casablanca Special Opportunities Fund I, LLC (the "Nominating Party"), to stand for election as a director of Mentor Graphics Corporation ("Mentor") in connection with a proxy solicitation (the "Proxy Solicitation") to be conducted by the undersigned and certain related parties in respect of the 2011 annual meeting of stockholders of Mentor expected to be held on May 12, 2011 (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting").  You further agree to serve as a director of Mentor if elected.  The undersigned agrees on behalf of the Nominating Party to pay the costs of the Proxy Solicitation.

You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected, as a director of Mentor if such nominee later changes his mind and determines not to serve on the Slate or, if elected, as a director of Mentor.  Accordingly, the undersigned is relying upon your agreement to serve on the Slate and, if elected, as a director of Mentor.  In that regard, you are being supplied with a questionnaire (a "Questionnaire") in which you will provide the undersigned with information necessary for the Nominating Party to make appropriate disclosure to Mentor and for the undersigned to use in creating the proxy materials to be sent to stockholders of Mentor and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation.  You agree that (i) you will promptly complete and sign the Questionnaire and return it to the person indicated therein, and (ii) your responses in the Questionnaire will be true, complete and correct in all respects.  In addition, you agree that, concurrently with your execution of this letter, you will execute and return to the person indicated in the Questionnaire the attached instrument confirming that you consent to being nominated for election as a director of Mentor and, if elected, consent to serving as a director of Mentor.  Upon being notified that we have chosen you, we may forward your consent and completed Questionnaire (or summaries thereof) to Mentor, and we may at any time, in our discretion, disclose such information, as well as the existence and contents of this letter.

The undersigned agrees on behalf of the Nominating Party that, so long as you actually serve on the Slate, the undersigned will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Mentor on the Slate.  Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and subsequent to the date hereof.  Anything to the contrary herein notwithstanding, the undersigned is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate for election to Mentor's Board of Directors or for any actions taken by you as a director of Mentor, if you are elected.

Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information, in the Questionnaire or otherwise in connection with the Proxy Solicitation.  You shall promptly notify the undersigned in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims.  In addition, with respect to any such claim, the undersigned shall be entitled to control your defense with counsel chosen by the undersigned which shall be reasonably acceptable to you.  If the undersigned fails to hire counsel with respect to any such claim, you may hire counsel for your defense at the expense of the undersigned.  The undersigned shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent.  However, the undersigned may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

Each of us recognizes that should you be elected to the Board of Directors of Mentor all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to Mentor and to the stockholders of Mentor and, as a result, that there is, and can be, no agreement between you and the undersigned that governs the decisions which you will make as a director of Mentor.

This letter sets forth the entire agreement between the undersigned and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the undersigned and you.  This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very truly yours,

CASABLANCA SPECIAL OPPORTUNITIES FUND I, LLC

By:	/s/ Douglas Taylor
Name: DOUGLAS TAYLOR
Title: Chief Executive Officer

Agreed to and accepted as
of the date first written above:

/s/ Arthur Becker
Name: Arthur Becker

EXHIBIT 9

Nominee Agreement with Michael Barr

Casablanca Special Opportunities Fund I, LLC
c/o Casablanca Capital LLC
450 Park Avenue, Suite 1403
New York, New York 10022

February 10, 2011

Mr. Michael Barr
c/o 2K Direct, Inc.
399 Park Avenue, 11th Floor
New York, NY  10022

Dear Mr. Barr:

This will confirm our understanding as follows:

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") of Casablanca Special Opportunities Fund I, LLC (the "Nominating Party"), to stand for election as a director of Mentor Graphics Corporation ("Mentor") in connection with a proxy solicitation (the "Proxy Solicitation") to be conducted by the undersigned and certain related parties in respect of the 2011 annual meeting of stockholders of Mentor expected to be held on May 12, 2011 (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting").  You further agree to serve as a director of Mentor if elected.  The undersigned agrees on behalf of the Nominating Party to pay the costs of the Proxy Solicitation.

You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected, as a director of Mentor if such nominee later changes his mind and determines not to serve on the Slate or, if elected, as a director of Mentor.  Accordingly, the undersigned is relying upon your agreement to serve on the Slate and, if elected, as a director of Mentor.  In that regard, you are being supplied with a questionnaire (a "Questionnaire") in which you will provide the undersigned with information necessary for the Nominating Party to make appropriate disclosure to Mentor and for the undersigned to use in creating the proxy materials to be sent to stockholders of Mentor and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation.  You agree that (i) you will promptly complete and sign the Questionnaire and return it to the person indicated therein, and (ii) your responses in the Questionnaire will be true, complete and correct in all respects.  In addition, you agree that, concurrently with your execution of this letter, you will execute and return to the person indicated in the Questionnaire the attached instrument confirming that you consent to being nominated for election as a director of Mentor and, if elected, consent to serving as a director of Mentor.  Upon being notified that we have chosen you, we may forward your consent and completed Questionnaire (or summaries thereof) to Mentor, and we may at any time, in our discretion, disclose such information, as well as the existence and contents of this letter.

The undersigned agrees on behalf of the Nominating Party that, so long as you actually serve on the Slate, the undersigned will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Mentor on the Slate.  Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and subsequent to the date hereof.  Anything to the contrary herein notwithstanding, the undersigned is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate for election to Mentor's Board of Directors or for any actions taken by you as a director of Mentor, if you are elected.

Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information, in the Questionnaire or otherwise in connection with the Proxy Solicitation.  You shall promptly notify the undersigned in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims.  In addition, with respect to any such claim, the undersigned shall be entitled to control your defense with counsel chosen by the undersigned which shall be reasonably acceptable to you.  If the undersigned fails to hire counsel with respect to any such claim, you may hire counsel for your defense at the expense of the undersigned.  The undersigned shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent.  However, the undersigned may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

Each of us recognizes that should you be elected to the Board of Directors of Mentor all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to Mentor and to the stockholders of Mentor and, as a result, that there is, and can be, no agreement between you and the undersigned that governs the decisions which you will make as a director of Mentor.

This letter sets forth the entire agreement between the undersigned and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the undersigned and you.  This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very truly yours,

CASABLANCA SPECIAL OPPORTUNITIES FUND I, LLC

By:	/s/ Douglas Taylor
Name: DOUGLAS TAYLOR
Title: Chief Executive Officer

Agreed to and accepted as
of the date first written above:

/s/ Michael Barr
Name: Michael Barr